PROSPECTUS                                      Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-50505


                                  $100,000,000

                                     AVIRON
                 5 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2005

    This Prospectus relates to the public offering and sale from time to time by the holders (the "Selling Securityholders") of (i) up to $100,000,000 aggregate principal amount of 5 3/4% Convertible Subordinated Notes due 2005 (the "Notes") of Aviron, a Delaware corporation ("Aviron" or the "Company") and (ii) the shares of Common Stock, par value $0.001 per share, of the Company (the "Common Stock") into which the Notes are convertible (the "Conversion Shares"). Interest on the Notes is payable semi-annually in cash in arrears on April 1 and October 1 of each year, commencing October 1, 1998. The Notes will mature on April 1, 2005. The Notes are convertible at the option of the holder thereof at any time prior to maturity, unless previously redeemed, into shares of Common Stock at a conversion price of $30.904 per share (initially equivalent to a conversion rate of 32.35827 shares per $1,000 principal amount of Notes), subject to adjustment in certain events. No fractional shares of Common Stock shall be issued but in lieu thereof an appropriate amount will be paid in cash. On May 4, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market (symbol "AVIR") was $26.62 per share.

    The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 6, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages (as defined), if any, to the date of redemption. The Notes do not provide for any sinking fund. Upon the occurrence of a Change of Control (as defined), the Company will be required to offer to purchase the Notes at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. See "Description of Notes."

    The Notes are general subordinated obligations of the Company and are subordinated in right of payment to all current and future Senior Indebtedness (as defined) of the Company. In addition, the Notes are structurally subordinated to all current and future liabilities of the Company's subsidiaries. As of February 28, 1998, the Company had approximately $906,000 of indebtedness that would have qualified as Senior Indebtedness. The Indenture (as defined) will permit the Company to incur additional indebtedness, including Senior Indebtedness. See "Description of Notes."

    Prior to this offering, there has been no public market for the Notes. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through any automated quotation system. The Notes are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages ("Portal") market of the National Association of Securities Dealers, Inc. The Notes are not expected to remain eligible for trading on the Portal System. There can be no assurance that any trading market will develop for the Notes.

    The Notes were issued by the Company in March 1998 and were sold to "qualified institutional buyers" (as defined) and a limited number of institutional accredited investors (as defined) in transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

    The Selling Securityholders, directly or through agents, broker-dealers or underwriters, may sell the Notes or the Conversion Shares offered hereby from time to time on terms to be determined at the time of sale. Such Notes or Conversion Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. The Selling Securityholders and any agents, broker-dealers or underwriters that participate with the Selling Securityholders in the distribution of the Notes or Conversion Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Each of the Selling Securityholders reserves the right to accept and, together with their agents from time to time to reject, in whole or in part, any proposed purchase of Notes or Conversion Shares to be made directly or through agents. The Company will not receive any proceeds from the sale of Notes or Conversion Shares by the Selling Securityholders. See "Selling Securityholders" and "Plan of Distribution."

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.

    The aggregate proceeds to the Selling Securityholders from the sale of the Notes or Conversion Shares will be the purchase price of such Notes or Conversion Shares sold less the aggregate agents' commissions and underwriters' discounts. The Selling Securityholders are entitled to registration of their Notes and Conversion Shares pursuant to a Registration Rights Agreement dated as of March 15, 1998 (the "Registration Rights Agreement") and this offer is intended to satisfy the rights granted by the Registration Rights Agreement. The Company has agreed to pay substantially all of the expenses of the offering of the Notes and the Conversion Shares by holders thereof other than underwriting discounts and commissions, if any. The Company has agreed to indemnify the Selling Securityholders and certain other persons against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution."

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS MAY 4, 1998.
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                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Exchange Act, and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission's Internet address is http://www.sec.gov. The Commission's Web site also contains reports, proxy and information statements, and other information regarding the Company that has been filed electronically with the Commission. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W. Washington, D.C. 20006.

     The Company has agreed that if, at any time while the Notes or the Common Stock issuable upon conversion of the Notes are "restricted securities" within the meaning of the Securities Act, and the Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company will promptly furnish or cause to be furnished upon request of a Holder of restricted securities and to qualified prospective purchasers designated by such Holders, the information required to be delivered pursuant to Rule 144(d)(4) under the Securities Act, to the extent required to permit compliance with Rule 144A in connection with resales of Notes and such Common Stock.

                             ADDITIONAL INFORMATION

     A registration statement on Form S-3 with respect to the Notes and Conversion Shares offered hereby (together with all amendments, exhibits and schedules thereto, the "Registration Statement") has been filed with the Commission under the Securities Act. This Prospectus does not contain all of the information contained in such Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Notes and Conversion Shares offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C., 20549, upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission under the Exchange Act (File No. 0-20815) are hereby incorporated by reference into this Prospectus:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed March 17, 1998, as amended March 31, 1998, including all material incorporated by reference therein; and

     (b) The Company's Current Report on Form 8-K, dated March 17, 1998 and filed April 1, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by

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reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to: Investor Relations, Aviron, 297 North Bernardo Avenue, Mountain View, California 94043.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     The discussion in this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. Those statements include words such as "anticipate," "estimate," "project," "intend," and similar expressions which are intended to identify forward-looking statements and appear throughout this Prospectus and include statements regarding the intent, belief, or current expectations of the Company, primarily with respect to the operations of the Company or related industry developments. Prospective purchasers of the Notes are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results could differ materially from those discussed here and in the documents incorporated by reference herein.

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                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated by reference herein. See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors.

                                  THE COMPANY

     Aviron is a biopharmaceutical company whose focus is the prevention of disease through innovative vaccine technology. The Company's goal is to become a leader in the discovery, development, manufacture and marketing of vaccines which are sufficiently cost effective to justify their use in immunization programs targeting the general population. Aviron's vaccine programs are based on both classical live virus vaccine attenuation techniques and the Company's proprietary genetic engineering technologies. Live virus vaccines, such as those for smallpox, polio, measles, mumps, rubella and chicken pox, have had a long record of success in preventing, and in some cases eliminating, disease.

     The Company's lead product candidate, a cold adapted influenza vaccine delivered as an intranasal spray, has been shown to provide a high protection rate against influenza with minimal adverse effects in a pivotal Phase III clinical trial in children. Aviron is developing this live vaccine for widespread annual use in children, healthy adults and high risk adults. The Company has initiated Phase II clinical trials for a live intranasal vaccine for Parainfluenza Virus Type 3 ("PIV-3") to protect against croup. The Company is also developing a subunit vaccine for Epstein-Barr Virus ("EBV") to protect against infectious mononucleosis, in collaboration with SmithKline Beecham Biologicals, S.A. ("SmithKline Beecham"), which entered a Phase I clinical trial in Europe in October 1997. In addition, Aviron is using its proprietary "Rational Vaccine Design" technologies to discover new live virus vaccines. Rational Vaccine Design involves the addition of antigenic information to enhance the virus' stimulation of the immune system, the deletion or modification of virulence proteins, or the alteration of the virus' genetic control signals to slow down its replication. The Company is applying these technologies to develop vaccine candidates for diseases caused by Cytomegalovirus ("CMV"), Herpes Simplex Virus Type 2 ("HSV-2") and Respiratory Syncytial Virus ("RSV").

     Influenza. Influenza affects 35 to 50 million Americans each year resulting in approximately 20,000 deaths annually, primarily in the elderly, despite the availability of an injectable inactivated vaccine that has been reported to be 60% to 90% effective. The United States Food and Drug Administration ("FDA") estimates that approximately 80 million doses of the injectable influenza vaccine were manufactured for use in the United States in 1997. Experts suggest that, although over half of Americans at high risk for complications from influenza receive the annual influenza vaccine, relatively few of the 70 million children under the age of 18 are vaccinated.

     Aviron's cold adapted influenza vaccine has been tested in over 5,000 infants, children, adults and elderly persons. Prior to Aviron's in-licensing of the cold adapted vaccine, formulations of this vaccine had been tested in over 7,000 patients. Because this vaccine is delivered as a nasal spray rather than as an injection, the Company believes it would provide a more attractive way to immunize children on an annual basis. Children are an important target because much of the illness occurs in children, and as a result they are thought to be important in the spread of influenza. Aviron expects that initially the cold adapted influenza vaccine will be delivered in physicians' offices and other locations where the current injectable influenza vaccine is given. The Company believes that the nasal spray delivery of this vaccine will enable it to be administered by adults without special medical training, so that it will be practical to consider delivery in pharmacies, schools, day care centers and in the workplace.

     In July 1997, the National Institute of Allergy and Infectious Diseases ("NIAID") of the National Institutes of Health ("NIH") and the Company announced the results of an initial analysis of the first stage of a pivotal Phase III clinical trial of Aviron's live cold adapted intranasal vaccine involving 1,602 children. In this trial, the vaccine demonstrated a 93% protection rate against culture-confirmed influenza in those children receiving two doses of the vaccine, the primary endpoint of the study. Only 1% of the children who received two doses experienced culture-confirmed influenza, compared to 18% of those receiving placebo. These results

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were statistically significant. The clinical investigators have submitted findings of this trial for publication in a peer-reviewed medical journal. The Company is currently conducting the second stage of this Phase III clinical trial in 1,358 children who participated in the first stage of this trial to collect immunogenicity data, as well as additional safety and efficacy data. In 1996, the Company completed a challenge efficacy study of this vaccine in 92 adults which demonstrated an 85% protection rate compared to placebo against culture-confirmed influenza. These results were also statistically significant. Previously, Aviron conducted Phase I/II clinical trials of this vaccine in approximately 600 children and healthy adults.

     Parainfluenza Virus Type 3. PIV-3 is a common respiratory virus of childhood which causes croup, cough, fever and pneumonia. Over 80% of children have been infected by age four, many having experienced several cases of PIV-3 infection. The Company has in-licensed the rights to a bovine PIV-3 ("bPIV-3") vaccine from the NIH which had sponsored tests in almost 100 infants, children and adults for safety and immunogenicity. Aviron is currently conducting a Phase II clinical trial for this vaccine candidate.

     Epstein-Barr Virus. EBV infects most people at some point in their lifetime. At least half of the approximately 10% of students who first become infected with the virus in high school and college develop infectious mononucleosis. EBV also has been shown to be a contributing factor in the development of certain types of cancer and lymphoma. Aviron and SmithKline Beecham entered into a collaborative agreement in 1995 to develop an EBV vaccine based on proprietary Aviron technology. SmithKline Beecham began a Phase I clinical trial of the subunit vaccine in Europe in October 1997.

     Cytomegalovirus. Most people also become infected with CMV at some time in their lives, but the resulting disease is typically serious only for those with impaired immune systems or for babies of women infected in the first trimester of pregnancy. Approximately 40,000 infants in the United States are infected each year, resulting in varying levels of brain damage or deafness in approximately 10% of these infants. The Company has selected several Rational Vaccine Design candidates for clinical testing for the prevention of CMV disease and plans to file an Investigational New Drug Application ("IND") for its CMV vaccine candidates.

     Herpes Simplex Virus Type 2. Genital herpes is an incurable disease characterized by recurrent, often painful genital sores, with over 700,000 new cases estimated in the United States each year. The Company currently is developing and evaluating several Rational Vaccine Design candidates in preclinical models to create a prophylactic vaccine.

     Respiratory Syncytial Virus. RSV is the major cause of lower respiratory tract illness in the very young, responsible for over 90,000 hospitalizations and more than 4,000 deaths per year in the United States. Aviron is using its Rational Vaccine Design technology to develop intranasal vaccine candidates to prevent RSV disease.

     Aviron has entered into, and intends to enter into additional, selected collaborative agreements to gain access to complementary products and technologies, capabilities and financial support for its programs. In addition to acquiring rights from third parties to augment its Rational Vaccine Design technology and the cold adapted influenza vaccine technology, the Company has entered into a collaborative agreement with SmithKline Beecham covering worldwide rights to its EBV vaccine, and a collaboration with Sang-A Pharm. Co., Ltd. ("Sang-A") involving certain marketing and manufacturing rights to the Company's products in South and North Korea ("Korea"). In addition, the Company entered into contract manufacturing and packaging agreements with Evans Medical Limited, a subsidiary of Medeva plc ("Evans"), and Packaging Coordinators, Inc., a subsidiary of Cardinal Health, Inc. ("PCI"), for the initial production of its cold adapted influenza vaccine.

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

BUSINESS STRATEGY

     Aviron's objective is to become a leader in the discovery, development, manufacture and marketing of vaccines which are sufficiently cost effective to justify their use in immunization programs targeting the general population. The Company's strategy is to:

     Develop Vaccines to Prevent Diseases That Merit Widespread
Immunization. The concept of universal immunization is well established for certain infectious diseases where safe and effective vaccines are already available, including immunization against pathogens such as polio, measles, mumps, rubella and hepatitis B. For each of its potential products, the Company's objective is to produce vaccine strains which are sufficiently safe and cost effective to obtain official recommendations for universal use in childhood vaccine regimens or, in the case of influenza, annual use in the general population.

     Apply Rational Vaccine Design Technology to a Range of Viral
Targets. Aviron believes that its proprietary genetic engineering technologies may be used to create live attenuated vaccines for a wide range of viral targets, such as respiratory viruses related to influenza and chronic virus infections related to herpes simplex virus, and potentially to the creation of vectors used in gene therapy and the treatment of cancer. One advantage of Rational Vaccine Design technology is that the design of engineered viruses makes them less likely to revert to naturally occurring (wild type) characteristics than classically derived live vaccines.

     Acquire Promising Products and Technology. Aviron evaluates opportunities to in-license or otherwise acquire rights to promising products and technologies and intends to add programs which complement the Company's core technologies and capabilities. For example, the Company obtained exclusive rights to the cold adapted influenza vaccine technology from the University of Michigan and the NIH, and to the PIV-3 vaccine from the NIH.

     Select Programs and Market Vaccines Based on Pharmacoeconomic Data. Public health agencies and managed care systems are increasingly concerned with the economic impact of potential new mandates for vaccines. In setting its internal product development priorities, the Company considers the costs of implementing widespread vaccine programs based on its products in relation to potential cost savings to governments and managed health care systems and intends to perform rigorous cost-effectiveness analyses on its products.

     Establish Collaborative Arrangements to Enhance Product Development Efforts. Aviron intends to continue to enter into collaborative arrangements to gain access to specific technologies and skills which may accelerate product development and provide additional financial resources to support its research and development and commercialization efforts, particularly outside of the United States. The Company has entered into collaborative arrangements with SmithKline Beecham for development of an EBV vaccine and with Sang-A for certain rights to the Company's products in Korea.

     Establish Commercialization Capabilities. The Company intends to participate in the marketing and selling of its cold adapted influenza vaccine product in partnership with third parties. Aviron intends to enter into one or more marketing collaborations with established pharmaceutical companies which would enable it to penetrate the segmented vaccine market. No such collaboration has been entered into to date. For marketing and sales outside the United States, the Company intends to establish collaborative relationships with companies having strong capabilities in local markets. Aviron has secured production capacity through 2001 for its cold adapted influenza vaccine. In order to secure future production capability, Aviron may extend and expand its existing arrangements, collaborate with other third parties, or establish its own manufacturing facilities.

     The Company was incorporated in California in April 1992 as Vector Pharmaceuticals, Inc., changed its name to Aviron in February 1993, and reincorporated in Delaware in November 1996. The Company's executive offices are located at 297 North Bernardo Avenue, Mountain View, California 94043, and its telephone number is (650) 919-6500.

     "Aviron" is a trademark of the Company. Certain trademarks of other companies are used in this Prospectus.

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                              RECENT DEVELOPMENTS

     In March 1998, $100,000,000 of 5 3/4% Convertible Subordinated Notes due 2005 (the "Notes") were issued by the Company and sold to "qualified institutional buyers" (as defined in Rule 144A of the Securities Act) and a limited number of other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) in transactions exempt from registration under the Securities Act. The net proceeds to Aviron from the sale of the Notes were approximately $96.0 million. Of the net proceeds, approximately $13.3 million was used to repurchase 530,831 shares of Aviron Common Stock formerly held by Sang-A. The balance is expected to be used by the Company for clinical trials, regulatory submissions, manufacturing and marketing expenses in support of product launch for its cold adapted influenza vaccine; research and development, clinical testing, clinical trials and regulatory submissions for its other vaccine programs; and working capital.

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                                  RISK FACTORS

     Prospective investors should carefully consider and evaluate the following factors relating to the company and the offering of the notes and the conversion shares, together with the information and financial data set forth elsewhere in this prospectus or incorporated by reference herein, before making an investment in the Notes or the Conversion Shares.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

     In order to commercialize any of its products under development, the Company must demonstrate with substantial evidence through clinical trials and to the FDA's satisfaction that the product is safe and effective for use in the indications for which approval is requested. The results from preclinical testing and early clinical trials may not be predictive of results obtained in large clinical trials. Companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in various stages of clinical trials, even in advanced clinical trials after promising results had been obtained in earlier trials. The Company's vaccines are intended for use primarily in healthy individuals. To obtain regulatory approval, the Company must demonstrate safety and efficacy in healthy people, which likely will require a lengthier process and involve a larger number of trials and people than would be customary for clinical trials of therapeutics for disease management. There can be no assurance that the Company's clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. If the Company's cold adapted influenza vaccine is not shown to be safe and effective in Aviron's future clinical trials, the resulting delays in obtaining regulatory approvals for this vaccine, as well as the need for additional financing, would have a material adverse effect on the Company's business, financial condition and results of operations. A material incidence of adverse side effects during Aviron's clinical trials could have a negative impact on the marketing of the product.

     The Company's cold adapted influenza vaccine is a trivalent vaccine delivered as a nasal spray that is based on technology licensed from the NIH and the University of Michigan. Wyeth-Ayerst Laboratories ("Wyeth-Ayerst"), a division of American Home Products Corporation, licensed certain rights to the vaccine in 1991 and was developing it for sale in collaboration with the NIH until relinquishing its rights in 1993. Formulations of the vaccine have been the subject of a number of clinical trials performed by the NIAID and others. The Company has reviewed the data from these trials and believes that it can submit such data in partial support of its application for regulatory approval of its cold adapted influenza vaccine from the FDA. The Company did not participate in these trials and cannot be confident in the accuracy of the data collected. Very few of the trials involved a trivalent vaccine delivered as a nasal spray, but instead typically used formulations of monovalent or bivalent vaccine delivered as nasal drops. The Company has performed and is in the process of performing additional trials of its cold adapted influenza vaccine candidate to support its application to the FDA. There can be no assurance that the data from these third-party trials are accurate, that the Company will be able to obtain favorable results from its own trials, or that the Company can complete these trials on a timely basis, or at all.

     In the case of the Company's cold adapted influenza vaccine, the Company is seeking FDA approval for indications in children, healthy adults, and for co-administration with the inactivated injectable vaccine in high risk adults, including the elderly. As a result, the Company's clinical trials will need to demonstrate to the FDA's satisfaction safety and efficacy of the vaccine in each of these target populations. The data necessary to calculate the primary endpoints in the Company's pivotal Phase III clinical trial of its live cold adapted intranasal influenza vaccine in healthy children became available in July 1997. There can be no assurance that the analysis of the data regarding the primary endpoint announced by the Company and the conclusions drawn from this analysis will not change in the course of regulatory review for licensing. Such changes could have an adverse effect on the Company's product development efforts and its prospects for regulatory approval of the vaccine. The Company is conducting the second stage of its Phase III clinical trial in healthy children during the 1997/98 influenza season. There can be no assurance that the results of the second stage of this trial will

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

support the results of the first stage of this trial. Failure to do so could have an adverse effect on the regulatory approval or labeling of the cold adapted intranasal influenza vaccine and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company currently plans to submit safety data to support labeling claims for use of the vaccine in healthy and high risk adults; however, the Company plans to submit efficacy data on only a limited number of people for these populations in its initial Product License Application ("PLA") filing. There can be no assurance that the FDA will consider this data to be sufficient to support indications for use of the vaccine in healthy or high risk adults. To the extent that the FDA does not find such data submitted by the Company sufficient to support product approval for one or more indications, the Company's commercialization of the vaccine may be substantially delayed for one or more of its target populations. In this connection, the Company could be required to commence and complete additional clinical trials to generate additional safety and efficacy data to support product approval for one or more of its target populations.

     The completion of the Company's clinical trials may be delayed by many factors. For example, delays may be encountered in enrolling a sufficient number of people fitting the appropriate trial profile, preparing the modified vaccine strain for certain influenza seasons, or manufacturing clinical trial materials. The Company's late-stage clinical trials of its live cold adapted influenza vaccine must be conducted during the influenza season and must be commenced early enough in the approximately five-month season so that subjects may be vaccinated well in advance of a challenge by the wild-type virus. Were the influenza season to commence earlier than anticipated, the number of subjects that could participate in a particular study might be reduced in that season due to the subjects' possible exposure to wild-type influenza virus. Additionally, there is a risk that there will not be enough natural influenza in the community in a given influenza season to achieve statistically significant results from clinical trials. There can be no assurance that delays in, or termination of, clinical trials will not occur. Any delays in, or termination of, the Company's clinical trial efforts could have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that the Company's development efforts will be successful, that required regulatory approvals, including those with respect to IND, PLA and Establishment License Application ("ELA") applications, will be obtained or that any products, if introduced, will be successfully marketed.

NEED FOR ANNUAL REASSORTMENT; LACK OF MANUFACTURING EXPERIENCE; RELIANCE ON CONTRACT MANUFACTURERS

     Influenza viruses have a high mutation rate and the surface antigens of influenza viruses that induce protective immunity are variable from year to year. Each spring, the FDA and the United States Centers for Disease Control and Prevention (the "CDC") determine circulating influenza strains that will be included in the following season's influenza vaccines. As a result, manufacturers of vaccines, including Aviron, must modify their influenza vaccines each year to include the selected strains in a form that meets FDA guidelines, within an approximately six-month period, in order to make them available before the influenza season. If the Company were unable to develop an influenza vaccine for a particular year that meets FDA and CDC guidelines and establish a manufacturing process for the vaccine, its business, financial condition and results of operations would be materially adversely affected. No assurance can be given that delays in preparing vaccines for use in clinical trials or commercial sales will not be encountered.

     The Company currently does not have facilities to manufacture the cold adapted influenza vaccine and has no experience with clinical or commercial manufacture of this potential product. All of the cold adapted vaccine material used in the Company's early stage clinical trials has been supplied solely by Evans pursuant to a manufacturing and development agreement entered into in November 1995 (the "Evans Clinical Agreement"). Evans is one of four companies licensed by the FDA to produce influenza vaccine for sale in the United States, and produces its own injectable inactivated influenza vaccine that could compete with the Company's cold adapted influenza vaccine. Under the Evans Clinical Agreement, Evans also is collaborating with Aviron to develop a liquid formulation of the cold adapted influenza vaccine requiring only refrigeration rather than frozen storage. The Company believes that a liquid formulation will be required to address markets outside the United States and Canada.

     The Company initially plans to obtain any commercial quantities of its cold adapted influenza vaccine product from Evans. Pursuant to an agreement entered into by the Company and Evans in April 1997 (the

"Evans Commercial Agreement"), Evans has agreed to manufacture the Company's needs for bulk product through the 2001/2002 influenza season. In October 1997, the Company entered into a nonexclusive arrangement with PCI for blending, filling, packaging and labeling of its cold adapted influenza vaccine in the United States until October 2004. In the event of better than expected market acceptance, the Company may be capacity-constrained on its supply of vaccine through at least the 2000/2001 influenza season. In order to secure future production capacity, Aviron may extend and expand its existing arrangements, collaborate with other third parties, or establish its own manufacturing facilities. Using an alternative supplier or building a proprietary facility would require a substantial amount of funds and additional clinical trials and testing. There can be no assurance that an alternative source of supply will be established on a timely basis, or that the Company will have or be able to obtain funds sufficient for building or equipping a new facility. In addition, as part of the regulatory approval process, before commercial launch of the cold adapted influenza vaccine, the Company will need to obtain approval of an ELA for its own facility and the PCI facility, and Evans must obtain an ELA for its facility. Subsequent establishment of alternative sources of supply or manufacturing would require approval of a subsequent ELA for each such facility.

     The production of the Company's cold adapted influenza vaccine is subject to the availability of a large number of specific pathogen-free hen eggs, for which there are currently a limited number of suppliers. The Company has been purchasing its egg requirement from a single supplier on a purchase order basis, rather than pursuant to any long term contractual arrangements. Contamination or disruption of this source of supply would adversely affect the ability to manufacture the Company's cold adapted influenza vaccine. The production of the cold adapted influenza vaccine is also subject to the availability of the device for delivery of the vaccine intranasally. The Company has been purchasing intranasal delivery devices from a single supplier on a purchase order basis, rather than pursuant to any long term contractual arrangements. There can be no assurance that these suppliers will provide timely and adequate supplies of these product components and raw materials. In addition, the Company depends on the submission by the delivery device manufacturer of a Device Master File application ("DMF") for separate review by regulatory authorities. The Company will reference the DMF as part of the PLA submission for the cold adapted influenza vaccine.

     The production and marketing of influenza vaccine is highly seasonal. Because most cases of influenza occur in winter, the majority of influenza vaccinations in the Northern Hemisphere occur between September and December of a given year. If the Company were unable to develop an influenza vaccine for a particular year that meets FDA and CDC guidelines, the Company would receive no revenues from an influenza vaccine for that influenza season, which would materially adversely affect the Company's business, financial condition and results of operation, given the relatively fixed nature of its operating expenses over the short term. Failure of one of the Company's suppliers to deliver timely and sufficient supplies to the Company, if it caused the Company to be unable to deliver vaccines during the peak demand period for the influenza season, would have a disproportionately adverse effect on the Company's financial results.

     The Company currently does not have facilities to manufacture any of its other potential products in commercial quantities and has no experience with commercial manufacture of vaccine products. To manufacture its other potential products for large-scale clinical trials or on a commercial scale, the Company may be required to build a large-scale manufacturing facility, which would require a significant amount of funds. The scale-up of manufacturing for commercial production would require the Company to develop advanced manufacturing techniques and rigorous process controls. However, no assurance can be given as to the ability of the Company to produce commercial quantities of its potential products in compliance with applicable regulations or at an acceptable cost, or at all.

     The Company is alternatively considering the use of contract manufacturers for the commercial production of its other potential products. The Company is aware of only a limited number of manufacturers which it believes have the ability and capacity to manufacture its other potential products in a timely manner. There can be no assurance that the Company would be able to contract with any of these companies for the manufacture of its products on acceptable terms, if at all. If the Company enters into an agreement with a third-party manufacturer, it may be required to relinquish control of the manufacturing process, which could adversely affect the Company's results of operations. Furthermore, a third-party manufacturer also will be required to manufacture the Company's products in compliance with state and federal regulations. Failure of any such third-party manufacturer to comply with state and federal regulations and to deliver the required quantities on a timely basis and at commercially reasonable prices would materially adversely affect the Company's business, financial condition and results of operations. No assurance can be given that the Company, alone or with a third party, will be able to make the transition to commercial production of its potential products successfully, if at all, or that if successful, the Company will be able to maintain such production.

STABILITY OF COLD ADAPTED INFLUENZA VACCINE

     The Company's current frozen formulation of the cold adapted influenza vaccine is being designed to meet an acceptable level of stability for the U.S. market initially targeted by the Company. In addition to its current frozen formulation, the Company is exploring alternative formulations and presentations for the vaccine which may enable improved distribution and longer shelf life. There can be no assurance that the Company will succeed in achieving adequate product stability for the current frozen formulation of its live cold adapted influenza vaccine, that the Company's efforts to produce such alternative formulations will be successful, or that such alternative formulations will actually enable improved distribution and longer shelf life.

UNCERTAINTY OF MARKET ACCEPTANCE

     Even if the requisite regulatory approvals are obtained for the Company's potential products, uncertainty exists as to whether such products will be accepted in United States or foreign markets. The Company believes, for example, that widespread use of the Company's proposed vaccines in the United States is unlikely without positive recommendations from the Advisory Committee on Immunization Practices (the "ACIP") of the CDC, the American Academy of Pediatrics ("AAP") or the American College of Physicians. There can be no assurance that such authorities will recommend the use of the Company's proposed products. The lack of such recommendations would have a material adverse effect on the Company's business, financial condition and results of operations.

     A number of additional factors may affect the rate and overall market acceptance of Aviron's cold adapted influenza vaccine and any other products which may be developed by the Company, including the safety and efficacy results in the Company's clinical trials, the rate of adoption of Aviron's vaccines by health care practitioners, the rate of vaccine acceptance by the target population, the success of the CDC in selecting proper strains to be included in each season's vaccine and the perceived effectiveness of influenza vaccines generally, the timing of market entry relative to competitive products, the availability of alternative technologies, the price of the Company's products relative to alternative technologies, the means and frequency of administration of such products, the availability of third-party reimbursement and the extent of marketing and sales efforts by the Company, collaborative partners and third-party distributors or agents retained by the Company. Side effects, such as the runny nose, sore throat or fever seen in a minority of clinical trial participants, or unfavorable publicity concerning Aviron's products or any product incorporating live virus vaccines could have an adverse effect on the Company's ability to obtain physician, patient or third-party payor acceptance and efforts to sell the Company's products. The Company's current formulation of the cold adapted influenza vaccine requires frozen storage, which may adversely affect market acceptance in certain foreign countries where adequate freezer capacity is not commonly available. There can be no assurance that physicians, patients or third-party payors will accept new live virus vaccine products or any of the Company's products as readily as other types of vaccines, or at all.

LACK OF MARKETING EXPERIENCE; DEPENDENCE ON THIRD PARTIES

     Primary care physicians, including pediatricians, family practitioners, general practitioners, and internists, are expected to play a major role in influencing decisions by individuals to obtain influenza prophylaxis for themselves or their children and the choice of type of immunization. For the cold adapted influenza vaccine to be widely adopted, it will likely be necessary to engage the efforts of an experienced pharmaceutical sales force, in addition to obtaining recommendations for the vaccine's use from advisory bodies such as the ACIP and AAP. Aviron currently has no direct sales or distribution capability nor does it intend to build a large pharmaceutical sales force itself. Rather, the Company intends to obtain these services through collaboration with one or more major pharmaceutical companies in the United States and elsewhere. The Company is currently evaluating the capabilities of a number of such potential partners and expects to conclude one or more agreements as part of its commercialization strategy. No assurance can be given that the Company will be successful in negotiating an arrangement in a timely fashion or that such an agreement will be on favorable terms to the Company.

     The successful commercialization of the Company's products is dependent in part upon the ability of the Company to maintain existing and enter into additional collaborative agreements with corporate partners for the development, testing and marketing of certain of its vaccines and upon the ability of these third parties to perform their responsibilities. The amount and timing of resources devoted to these activities is not within the control of the Company. There can be no assurance that any such agreements or arrangements will be available on terms acceptable to the Company, if at all, that such third parties would perform their obligations as expected, or that any revenue would be derived from such arrangements. If Aviron is not able to enter into such agreements or arrangements, it could encounter delays in introducing its products into the market or be forced to limit the scope of its commercialization activities. If the Company were to market products directly, significant additional expenditures, management resources and time would be required to develop a sales and marketing staff within the Company. In addition, the Company would also be competing with other companies that currently have experienced and well-funded marketing and sales operations. There can be no assurance that the Company will be able to establish its own sales and marketing force or that any such force, if established, would be successful in gaining market acceptance for any products that may be developed by the Company.

NEED FOR FUTURE FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

     The Company's operations to date have consumed substantial and increasing amounts of cash. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. The development of the Company's technology and proposed products will require a commitment of substantial funds to conduct the costly and time-consuming research, preclinical testing and clinical trials necessary to develop and optimize such technology and proposed products, to establish manufacturing, marketing and sales capabilities and to bring any such products to market. The Company's future capital requirements will depend upon many factors, including continued scientific progress in the research and development of the Company's technology and vaccine programs, the size and complexity of these programs, the ability of the Company to establish and maintain collaborative arrangements, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims or trade secrets and product commercialization activities.

     The Company anticipates that the proceeds of the Offering, together with revenues from existing collaborations and current balances of cash, cash equivalents and marketable securities, will enable it to maintain its current and planned operations through 1999. The estimate of the time period in which these capital resources will be sufficient to meet the Company's capital requirements is a forward-looking statement that is subject to risks and uncertainties and the amounts and timing of the expenditures by the Company may vary materially depending on numerous factors, such as the status of the Company's research and development efforts, the regulatory approval process, technological advances, determinations as to commercial potential, the terms of collaborative agreements entered into by the Company, the status of competitive products and the possibility of the Company's construction of a commercial manufacturing facility for its potential products. In particular, if the Company were to construct and equip such a manufacturing facility during this period, the Company anticipates that it would likely begin to make substantial additional capital expenditures in the second half of 1998 and beyond, which may require the Company to seek additional funding. In addition, the Company's research and development expenditures will vary as projects are added, extended or terminated and as a result of variations in funding from existing or future collaborative agreements. The Company is seeking additional collaborative agreements with corporate partners and may seek additional funding through public or private equity or debt financing. There can be no assurance that any additional collaborative agreements will be entered into or that additional financing will be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, further dilution to stockholders may result. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs or to obtain funds through collaborative arrangements with others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself, which could materially adversely affect the Company's business, financial condition and results of operations.

UNCERTAINTIES RELATED TO EARLY STAGE OF DEVELOPMENT; TECHNOLOGICAL UNCERTAINTY

     Aviron commenced its operations in April 1992 and until recently was a development stage company. All of the Company's product candidates are in the research or development stage. With the exception of two in-licensed product candidates, none of the Company's proposed products has yet been approved for clinical trials. To date, the Company has had no revenue from product sales and all of its resources have been dedicated to the development of vaccines. There can be no assurance that product revenues will be realized on a timely basis, if ever.

     The development of safe and effective live vaccines for the prevention of viral diseases such as influenza, parainfluenza and other target diseases is highly uncertain and subject to numerous risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may be found ineffective or cause harmful side effects during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties. Aviron has not yet requested or received the regulatory approvals that are required to market its products. Aviron does not expect that any of its proposed products will be ready for commercialization until at least the 1999/2000 influenza season, if at all. The Company's estimate of the potential timing of commercialization of its proposed products is a forward-looking statement that is subject to risks and uncertainties and actual results may vary materially as a result of a number of factors. Such factors include those described under "-- Uncertainties Related to Clinical Trials," " -- Lack of Manufacturing Experience; Reliance on Contract Manufacturers," and "-- Stability of Cold Adapted Influenza Vaccine." To achieve profitability, the Company, alone or with others, must successfully identify, develop, test, manufacture and market its products. There can be no assurance that Aviron will succeed in the development and marketing of any product. Any potential product requires significant additional investment, development, preclinical testing and clinical trials prior to potential regulatory approval and commercialization.

UNCERTAINTY OF FUTURE PROFITABILITY; ACCUMULATED DEFICIT; ABILITY TO SERVICE
DEBT

     The Company has experienced significant and increasing operating losses since its inception in April 1992. As of December 31, 1997, the Company had an accumulated deficit of approximately $66.4 million. Aviron has not received any product revenue to date and does not expect to generate revenues from the sale of products for several years, if at all. The Company expects to incur significant and increasing operating losses over at least the next several years as the Company's research and development efforts, preclinical testing and clinical trial activities expand. Until such time as the Company begins to generate significant operating revenues, interest payments on the Notes will be made from the Company's working capital, including the proceeds of the Offering. The Company's ability to achieve profitability and its ability to make scheduled payments, or to refinance its obligations with respect to its indebtedness, including the Notes, depends in part upon its ability, alone or with others, to complete development of its proposed products, to obtain required regulatory approvals and to successfully manufacture and market such products. To the extent that the Company is unable to obtain third-party funding for expenses, the Company expects that its increased expenses will result in increased losses from operations. There can be no assurance that Aviron will obtain required regulatory approvals or successfully identify, develop, test, manufacture and market any product candidates, or that the Company will ever achieve product revenues or profitability. There can be no assurance that the Company's revenues, operating results, cash flow and capital resources if and once generated will be sufficient for payment of its indebtedness in the future. In the absence of such revenues, operating results, cash flow and capital resources or in the event of any such delays or other problems, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds that the Company could realize therefrom.

UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS; DEPENDENCE ON TRADE SECRETS

     The Company's success will depend in part on its ability to maintain its technology licenses, maintain trade secrets, obtain patents and operate without infringing the proprietary rights of others, both in the United States and in other countries. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability, cannot be predicted. There can be no assurance that any of the Company's or its licensors' patents or patent applications will issue or, if issued, will not be reexamined, reissued, opposed, challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company.

     In May 1996, American Cyanamid Company filed an opposition to the grant of the Company's European patent with claims directed to chimeric negative strand RNA viruses and to methods of engineering these viruses to express foreign proteins and antigens. American Cyanamid Company primarily challenges the breadth of the claims which the Company was granted. Although the Company is responding to the opposition, no assurance can be given as to the scope of the claims, if any, which the European Patent Office ultimately will find patentable. Failure of the Company to prevail in the opposition would impede the Company's ability to prevent competitors from using this technology in Europe.

     The commercial success of Aviron additionally will depend, in part, upon the Company not infringing patents issued to others. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the areas of the Company's programs. Some of these patent applications or patents may limit the scope of claims issuing from the Company's patent applications, prevent certain claims from being issued, or conflict in certain respects with claims made under the Company's applications.

     The Company is aware of patent applications that have been filed by others that may pertain to certain aspects of the Company's programs or to its patents or patent applications, including the patents related to the Company's RSV vaccine under development. The Company is aware of a claim by a third party, regarding inventorship of subject matter claimed in a United States patent which, along with its related foreign counterpart patents and applications, is licensed to the Company and which is directed to certain aspects of technology relating to herpes viruses. This claim may also relate to a pending United States patent application which is a continuation of the licensed patent. It is presently unclear whether this claim of inventorship is valid, and, if valid, it could affect ownership of the subject United States patent and patent application as well as their foreign counterparts.

     If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to these patents or to develop or obtain alternative technology. No assurance can be given that patents have not been issued, or will not be issued, to third parties that contain preclusive or conflicting claims with respect to the cold adapted influenza vaccine or any of the Company's other programs. The Company's breach of an existing license or failure to obtain a license to technology required to commercialize its products may have a material adverse effect on the Company's business, financial condition and results of operations. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties and require the Company to license disputed rights from third parties or to cease using such technology.

     The patent laws of European and certain other foreign countries generally do not allow for the issuance of patents for methods of treatment of the human body. To the extent the Company's patent portfolio includes claims for methods of treating humans, these methods may not be protectable in Europe and certain other foreign countries.

     The Company also relies on trade secrets to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. Certain of the Company's licensors also rely on trade secrets to protect technology which has been licensed to Aviron, and as a result, the Company is dependent on the efforts of such licensors to protect such trade secrets. For example, the University of Michigan relies, in part, on trade secrets to protect the master strains of the cold adapted influenza virus used by the Company and the NIH relies in part on trade secrets to protect the master strains of the bPIV-3 virus. Aviron protects its proprietary technology and processes, in part, by confidentiality agreements or material transfer agreements with its employees, consultants, collaborators and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets or those of its licensors will not otherwise become known or be independently discovered by competitors. To the extent that Aviron or its consultants or research collaborators use intellectual property owned by others in their work for the Company, disputes may also arise as to the rights in related or resulting know-how and inventions. See "-- Lack of Patent Protection of Cold Adapted Influenza Master Donor Strains."

LACK OF PATENT PROTECTION OF COLD ADAPTED INFLUENZA MASTER DONOR STRAINS

     The Company has no issued patents covering the cold adapted influenza master donor strains. The Company's rights to the master donor strains are substantially based on an exclusive worldwide license of materials and know-how from the University of Michigan, which owns the master donor strains from which the Company's vaccine is derived, and on an exclusive license of know-how and clinical trial data from the NIH. Neither the University of Michigan nor the NIH has been issued any patents covering the cold adapted influenza vaccine. There can be no assurance that a third party will not gain access by some means to University of Michigan master donor strains, reproduce the Company's cold adapted influenza vaccine or develop another live virus influenza vaccine which might be comparable to Aviron's in terms of safety and effectiveness. See
"-- Uncertainty of Protection of Patents and Proprietary Rights; Dependence on Trade Secrets."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS

     The production and marketing of the Company's products and its ongoing research and development activities are subject to extensive regulation by numerous government authorities in the United States and other countries. Prior to marketing in the United States, any product developed by the Company must undergo rigorous preclinical testing and clinical trials and an extensive regulatory approval process implemented by the FDA under the Food, Drug and Cosmetic Act (the "FDC Act"). Satisfaction of such regulatory requirements, which includes demonstrating that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. This process may be more demanding for vaccines intended for use in healthy people compared to therapeutics used for treatment of people with diseases. Preclinical studies must be conducted in compliance with the FDA's Good Laboratory Practice ("GLP") regulations. Clinical testing must meet requirements for Institutional Review Board ("IRB") oversight and informed consent, as well as FDA prior review, oversight and Good Clinical Practice ("GCP") regulations. The Company has limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval. Furthermore, the Company or the FDA may suspend clinical trials at any time if either believes that the subjects participating in such trials are being exposed to unacceptable health risks.

     The Company understands that its vaccine products will be classified by the FDA as "biologic products," as opposed to "drug products." The steps ordinarily required before a biologic product may be marketed in the United States include
(a) preclinical testing and clinical trials; (b) the submission to the FDA of an IND, which must become effective before clinical trials may commence; (c) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug; (d) the submission to the FDA of a PLA, together with an ELA for each manufacturing facility; and (e) FDA approval of the applications, including approval of all product labeling.

     Preclinical testing includes laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. The results of the preclinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that the lack of an objection means that the FDA will ultimately approve an application for marketing approval.

     Before receiving FDA approval to market a product in accordance with the above procedures, the Company will have to demonstrate that the product is safe and effective. Data obtained from preclinical testing and clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays may also be encountered in foreign countries. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. If regulatory approval of a product is granted, such approval and related labeling claims will be limited to those specific segments of the population for which the product is safe and effective, as demonstrated through clinical trials. Furthermore, approval may entail ongoing requirements for post-marketing studies. Even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. The regulatory standards for manufacturing are currently being applied stringently by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including costly recalls or even withdrawal of the product from the market. There can be no assurance that any product developed by the Company alone or in conjunction with others will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive or maintain marketing approval.

     The Company believes that the approval process for vaccines may be longer than for therapeutic products, since vaccines are administered to healthy individuals. In addition, regulatory scrutiny may be particularly intense for products, such as Aviron's cold adapted influenza vaccine, which are designed to be given to healthy children.

     Outside the United States, the Company's ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union (the "EU"), procedures are available to companies wishing to market a product in more than one EU member state. If the regulatory authorities are satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

INTENSE COMPETITION AND RISK OF TECHNOLOGICAL OBSOLESCENCE

     The Company operates in a rapidly evolving field. Any product developed by the Company would compete with existing and new drugs and vaccines being created by pharmaceutical, biopharmaceutical and biotechnology companies. If the Company were able to successfully develop its vaccines, it would be competing with larger companies that have already introduced vaccines and have significantly greater marketing, sales, manufacturing, financial and managerial resources. For example, with respect to its cold adapted influenza vaccine, the Company will be competing against larger companies such as Pasteur Merieux Connaught, Wyeth-Ayerst, and Evans, the supplier of the Company's cold adapted influenza vaccine. Each of these companies sells the injectable inactivated influenza vaccine in the United States, has significantly greater financial resources than Aviron and has established marketing and distribution channels for such products. In addition the Company is aware of efforts to develop improved inactivated injectable influenza vaccines by Chiron (Chiron Biocine Division) and others; intranasally administered inactivated vaccines by Swiss Serum and Vaccine Institute, Biovector Therapeutics, S.A. and Virus Research Institute; a "naked DNA" vaccine by Merck Research Laboratories; and a commercially available cold adapted influenza vaccine in Russia. Further, the Company is aware of several large pharmaceutical companies that alone or with partners are developing new drug therapies designed to relieve the symptoms of influenza. The Company is also aware of several companies that are marketing or are in late-stage development of products to prevent CMV or HSV disease, including Glaxo Wellcome plc ("Glaxo"), and a cold adapted PIV-3 vaccine developed with NIH support which is licensed to Wyeth-Ayerst.

     New developments are expected to continue in the pharmaceutical, biopharmaceutical and biotechnology industries and in academia, government agencies and other research organizations. Other companies may succeed in developing products that are safer, more effective or less costly than any that may be developed by the Company. Such companies may also be more effective than the Company in the production and marketing of their products. Furthermore, rapid technological development by competitors may result in the Company's products becoming obsolete before the Company is able to recover its research, development or commercialization expenses incurred in connection with any such product. Many potential competitors have substantially greater financial, technical, marketing and sales resources than the Company. Some of these companies also have considerable experience in preclinical testing, clinical trials and other regulatory approval procedures. Moreover, certain academic institutions, government agencies and other research organizations are conducting research in areas in which the Company is working. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed. These institutions may also market competitive commercial products on their own or through joint ventures.

     Aviron believes that competition in the markets it is addressing will continue to be intense. The vaccine industry is characterized by intense price competition, and the Company anticipates that it will face this and other forms of competition. There can be no assurance that pharmaceutical, biopharmaceutical and biotechnology companies will not develop more effective products than those of the Company or will not market and sell their products more effectively than the Company, which would have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON COLLABORATIVE AGREEMENTS

     The Company's strategy for the development, clinical trials, manufacturing and commercialization of certain of its products includes maintaining and entering into various collaborations with corporate partners, licensors, licensees and others. The Company in-licensed its cold adapted influenza vaccine from the NIAID and the University of Michigan. It has obtained rights to certain recombinant negative strand RNA technology from The Mount Sinai School of Medicine ("Mount Sinai"), and rights to the herpes simplex viruses, EBV and various recombinant methods and materials from ARCH Development Corporation ("ARCH"). The Company has entered into agreements with SmithKline Beecham for the development of its EBV vaccine, with Sang-A for clinical development, manufacturing and development rights for certain products in Korea and certain Asian countries (not including Japan), and has licensed from the NIAID rights covering its PIV-3 vaccine. There can be no assurance that the Company will be able to maintain existing collaborative agreements, negotiate collaborative arrangements in the future on acceptable terms, if at all, or that any such collaborative arrangements will be successful. To the extent that the Company is not able to maintain or establish such arrangements, the Company would be required to undertake product development and commercialization activities at its own expense, which would increase the Company's capital requirements or require the Company to limit the scope of its development and commercialization activities. In addition, the Company may encounter significant delays in introducing its products into certain markets or find that the development, manufacture or sale of its products in such markets is adversely affected by the absence of such collaborative agreements. ARCH has recently asserted an interpretation of the financial terms of this agreement with the Company, relating to the license by Aviron of its EBV technology to SmithKline Beecham, which would require the Company to pay ARCH one-half of any future or past payments

(including sub-license fees and milestone payments) received by Aviron under the SB Agreement. The Company disputes ARCH's interpretation of the financial terms of the agreement. No assurance can be given, however, that the Company's interpretation will prevail. Failure of the Company to prevail in this matter could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company cannot control the amount and timing of resources which its collaborative partners devote to the Company's programs or potential products, which may vary, because of factors unrelated to the potential products. If any of the Company's collaborative partners breach or terminate their agreements with the Company or otherwise fail to conduct their collaborative activities in a timely manner, the preclinical or clinical development or commercialization of product candidates or research programs will be delayed and the Company would be required to devote additional resources to product development and commercialization, or terminate certain development programs. These relationships generally may be terminated at the discretion of the Company's collaborative partners, in some cases with only limited notice to the Company. The termination of collaborative arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. There also can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could result in litigation or arbitration, which would be time consuming and expensive, and would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, Aviron's collaborative partners may develop, either alone or with others, products that compete with the development and marketing of the Company's products. Competing products of the Company's collaborative partners may result in their withdrawal of support with respect to all or a portion of the Company's technology, which would have a material adverse effect on the Company's business, financial condition and results of operations.

SUBORDINATION

     The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness (as defined) of the Company, or its subsidiaries, if any. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company or upon acceleration of the Notes due to an Event of Default (as defined) under the Indenture and in certain other events, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Notes also will be effectively subordinated to the liabilities, including trade payables, of any subsidiary of the Company. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company or any subsidiary of the Company, and the incurrence of additional indebtedness and other liabilities by the Company or any subsidiary of the Company could adversely affect the Company's ability to pay its obligations on the Notes. As of February 28, 1998, the Company had approximately $906,000 of indebtedness outstanding that would have constituted Senior Indebtedness. The Company anticipates that from time to time it will incur additional indebtedness, including Senior Indebtedness, and that it and its subsidiaries, if any, may from time to time incur other additional indebtedness and liabilities. See "Description of Notes -- Subordination of Notes."

LIMITATIONS ON REDEMPTION OF NOTES UPON FUNDAMENTAL CHANGE

     Upon a Fundamental Change (as defined), each holder of Notes will have certain rights, at the holder's option, to require the Company to redeem all or a portion of such holder's Notes. If a Fundamental Change were to occur, there can be no assurance that the Company would have sufficient funds to pay the redemption price for all Notes tendered by the holders thereof. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Fundamental Change occurs at a time when the Company is prohibited from purchasing or redeeming Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent to repay such borrowings, the Company would remain prohibited from purchasing or redeeming Notes. In such case, the Company's failure to redeem tendered Notes would constitute an Event of Default under the Indenture, which might constitute a default under the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes. The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company, nor would the requirement that the Company offer to repurchase the Notes upon a Fundamental Change necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company. See "Description of Notes -- Redemption at Option of Holders."

LIMITED PUBLIC MARKET FOR THE NOTES AND RESTRICTIONS ON TRANSFER

     Prior to this offering the Notes have been eligible for trading on the Portal Market. The Notes sold pursuant to this Registration Statement of which this Prospectus forms a part are not expected to remain eligible for trading on the Portal system. The Notes are not listed on any national securities exchange in the United States and are not quoted in the Nasdaq Stock Market. There can be no assurance that any market for the Notes will develop or, if one does develop, that it will be maintained. If an active market for the Notes fails to develop or be sustained, the trading price of such Notes could be materially adversely affected.

RATING OF NOTES

     The Company believes it is possible that one or more rating agencies may rate the Notes. There can be no assurance as to whether any such agency or agencies will rate the Notes or, if they do, what rating or ratings they will assign to the Notes. If one or more rating agencies assign the Notes a rating lower than that expected by investors, such event could have a material adverse effect on the market price of the Notes and the Company's Common Stock.

VOLATILITY OF NOTES AND COMMON STOCK PRICE

     The market prices for securities of pharmaceutical, biopharmaceutical and biotechnology companies have historically been highly volatile. The market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, factors such as fluctuations in the Company's operating results, future sales of Notes and Common Stock, announcements of technological innovations or new therapeutic products by the Company or its competitors, announcements regarding collaborative agreements, clinical trial results, government regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others, changes in reimbursement policies, comments made by securities analysts and general market conditions can have an adverse effect on the market price of the Notes and the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on such market price.

POTENTIAL ADVERSE EFFECTS OF SHARES ELIGIBLE FOR FUTURE SALE

     Sale of a substantial amount of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. Of the shares outstanding, all are freely tradable without restriction or further registration under the Securities Act, except for (i) 747,481 shares held by directors and executive officers of the Company; and (ii) up to 3,235,827 shares of Common Stock issuable upon conversion of the Notes which are being registered hereby.

RISK OF PRODUCT LIABILITY; UNCERTAINTY OF AVAILABILITY OF INSURANCE

     The Company's business exposes it to potential product liability risks that are inherent in the testing, manufacturing and marketing of vaccines. The Company has obtained clinical trial liability insurance for its clinical trials, but there can be no assurance that it will be able to maintain adequate insurance for its clinical trials. The Company also intends to seek product liability insurance in the future for products approved for marketing, if any. However, no assurance can be given that the Company will be able to acquire or maintain insurance or that insurance can be acquired or maintained at a reasonable cost or in sufficient amounts to protect the Company. There can be no assurance that insurance coverage and the resources of the Company would be sufficient to satisfy any liability, resulting from product liability claims. A successful product liability, claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations. The Company intends to seek inclusion of certain of its products in the United States National Vaccine Injury Compensation Program, a no-fault compensation program for claims against vaccine manufacturers, which administers a trust funded by excise taxes on sales of certain recommended childhood vaccines. There can be no assurance that this government program will continue or that the Company's proposed vaccines will be included in the program.

UNCERTAINTY RELATED TO PHARMACEUTICAL PRICING AND REIMBURSEMENT

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Recent initiatives to reduce the federal deficit and to reform health care delivery are increasing cost-containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause the Company or its collaborative partners to limit or eliminate spending on development projects. Legislative debate is expected to continue in the future, and market forces are expected to demand reduced costs. Aviron cannot predict what effect the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

     In both domestic and foreign markets, sales of the Company's proposed vaccines will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. In addition, other third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's proposed products will be considered cost effective or that adequate third-party reimbursement will be available to enable Aviron to maintain price levels sufficient to realize an appropriate return on its investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's potential products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS

     The Company is highly dependent on the principal members of its scientific and management staff. In addition, the Company relies on consultants and advisors, including its scientific advisors, to assist the Company in formulating its research and development strategy. Attracting and retaining qualified personnel, consultants and advisors will be critical to the Company's success. To pursue its product development and marketing plans, the Company will be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in conducting clinical trials, government regulation, manufacturing, marketing and sales. Expansion in the areas of product development, marketing and sales is also expected to require the addition of management personnel and the development of additional expertise by existing management personnel. The Company faces competition for qualified individuals from numerous pharmaceutical, biopharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that the Company will be able to attract and retain such individuals.

     In addition, a portion of the Company's research and development is conducted under sponsored research programs with several universities and research institutions. The Company depends on the availability of a principal investigator for each such program, and the Company cannot assure that these individuals or their research staffs will be available to conduct research and development for Aviron. The Company's academic collaborators are not employees of the Company. As a result, the Company has limited control over their activities and can expect that only limited amounts of their time will be dedicated to Company activities. The

Company's academic collaborators may have relationships with other commercial entities, some of which could compete with the Company.

RISKS ASSOCIATED WITH HAZARDOUS MATERIALS

     The Company's research and development involves the controlled use of hazardous materials, chemicals, various radioactive substances and viruses. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company may incur substantial costs to comply with environmental regulations if the Company develops manufacturing capacity.

DILUTION; ABSENCE OF DIVIDENDS

     Under an agreement with the University of Michigan, the Company is obligated to issue a warrant to purchase shares of Common Stock at an exercise price of $10.00 per share, for a number of shares to be based on 1.25% of the Common Stock outstanding on the date, if any, of the first commercial sale of the Company's cold adapted intranasal influenza vaccine. In addition, the Notes offered hereby are convertible into Common Stock. To the extent the University of Michigan warrant and other outstanding warrants are exercised and the Notes are converted, the ownership interests of the holders of Common Stock would be diluted. The Company has not paid any dividends on its Common Stock since inception and does not anticipate paying any cash dividends in the foreseeable future.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In October 1997, the Company's Board of Directors adopted a Share Purchase Rights Plan, commonly referred to as a "poison pill." In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 could have the effect of delaying or preventing a change of control of the Company. The Company's Certificate of Incorporation provides for staggered terms for the members of the Board of Directors. The staggered Board of Directors and certain other provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Notes and the Conversion Shares by the Selling Securityholders in the offering.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "AVIR." Public trading of the Common Stock commenced on November 5, 1996. The following table sets forth for the periods indicated the high and low price per share of the Common Stock on the Nasdaq National Market. These prices represent quotations among dealers without adjustments for retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

                                                              HIGH      LOW
                                                              ----      ---
1996
  Fourth Quarter ended December 31, 1996....................  $ 8 3/8   $ 6 7/8
1997
  First Quarter ended March 31, 1997........................   12 3/4     6 3/4
  Second Quarter ended June 30, 1997........................   15 1/4     8
  Third Quarter ended September 30, 1997....................   32 3/4    11
  Fourth Quarter ended December 31, 1997....................   28 1/2    18 3/4
1998
  First Quarter ended March 31, 1998........................   28        22 7/8
  Second Quarter ended June 30, 1998 (through May 4)........   26 7/8    22

     On May 4, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $26.62 per share. On April 8, 1998, there were 391 holders of record of the Company's common stock.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997, and as adjusted to reflect the receipt of the sale of the Notes offered hereby, the repurchase of 530,831 shares of Aviron Common Stock formerly held by Sang-A and the application of the remaining estimated net proceeds therefrom (assuming the over-allotment option is not exercised):

                                                                 DECEMBER 31, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and marketable securities............  $ 75,111     $157,811
                                                              ========     ========
Short-term debt, including current portion of long-term
  obligations...............................................  $    477     $    477
                                                              ========     ========
Long-term debt:
  Capital lease obligations, excluding current portion......  $    521     $    521
  5 3/4% Convertible Subordinated Notes due 2005............        --      100,000
Stockholders' equity:
  Preferred Stock, $0.001 par value; 5,000,000 shares
     authorized, issuable in series; none issued and
     outstanding............................................        --           --
  Common Stock, $0.001 par value; 30,000,000 shares
     authorized; 16,082,476 shares issued and outstanding;
     as adjusted 16,082,476 shares issued and 15,551,645
     outstanding (1)........................................        16           15
  Additional paid-in capital................................   142,840      129,541
  Notes receivable from stockholders........................      (115)        (115)
  Deferred compensation.....................................      (588)        (588)
  Accumulated deficit.......................................   (66,411)     (66,411)
                                                              --------     --------
       Total stockholders' equity...........................    75,742       62,442
                                                              --------     --------
          Total capitalization..............................  $ 76,263     $162,963
                                                              ========     ========

---------------
(1) Outstanding shares exclude (i) 885,819 shares of Common Stock issuable upon exercise of options outstanding, at a weighted average exercise price of approximately $8.86 per share; (ii) an aggregate of 916,674 shares reserved for future grants or purchases pursuant to the Company's 1996 Equity Incentive Plan, Employee Stock Purchase Plan and Non-Employee Director Stock Option Plan; (iii) 53,542 shares issuable upon exercise of warrants outstanding, at a weighted average exercise price of $6.78 per share; and
    (iv) 3,235,827 shares of Common Stock issuable upon conversion of the Notes.

                              SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 incorporated by reference herein. The statement of operations data for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1993, 1994, 1995, 1996 and 1997 are derived from financial statements of the Company audited by Ernst & Young LLP, independent auditors.

                                                             YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------
                                                 1993      1994       1995       1996       1997
                                                -------   -------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues................................  $    --   $    --   $  1,707   $  1,625   $  1,477
Operating expenses:
  Research and development....................    2,073     4,216     10,220     14,997     24,254
  General and administrative..................    1,874     2,493      3,252      4,595      5,978
                                                -------   -------   --------   --------   --------
     Total operating expenses.................    3,947     6,709     13,472     19,592     30,232
                                                -------   -------   --------   --------   --------
Loss from operations..........................   (3,947)   (6,709)   (11,765)   (17,967)   (28,755)
Interest income, net of interest expense......      175       207        362        466      2,253
                                                -------   -------   --------   --------   --------
Net loss......................................  $(3,772)  $(6,502)  $(11,403)  $(17,501)  $(26,502)
                                                =======   =======   ========   ========   ========
Basic and diluted net loss per share(1).......                                            $  (1.94)
                                                                                          ========
Pro forma basic and diluted net loss per
  share(1)....................................                      $  (1.70)  $  (1.94)
                                                                    ========   ========
Shares used in computing basic and diluted net
  loss per share(1)...........................                         6,711      9,043     13,684
Fixed charges.................................  $    43   $   155   $    296   $    435   $    481

                                                             YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------
                                                 1993      1994       1995       1996       1997
                                                -------   -------   --------   --------   --------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities..................................  $12,410   $ 6,449   $ 17,819   $ 17,872   $ 75,111
Working capital...............................   12,155     5,877     16,775     16,411     54,580
Total assets..................................   13,206     7,789     19,878     21,592     85,325
Capital lease obligations, noncurrent.........       --       750        618        871        521
Accumulated deficit...........................   (4,525)  (11,060)   (22,444)   (39,935)   (66,411)
Total stockholders' equity....................   12,893     6,362     17,537     17,947     75,742

---------------
(1) See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

                                DESCRIPTION OF NOTES

     The Notes were issued under an Indenture dated as of March 15, 1998 (the "Indenture") between the Company and Marine Midland Bank, as trustee (the "Trustee"). A copy of the form of Indenture and Registration Rights Agreement (as defined below) is available from the Trustee upon request by a registered holder of the Notes. The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the Form of Note which is a part of the Indenture) or the Registration Rights Agreement are referred to, such provisions or defined terms am incorporated herein by reference. References in this section to the "Company" are solely to Aviron, a Delaware corporation, and not its subsidiaries.

GENERAL

     The Notes represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "Subordination of Notes" and convertible into Common Stock as described under "Conversion of Notes." The Notes were limited to $100,000,000 aggregate principal amount ($115,000,000 aggregate principal amount if the Initial Purchasers' over-allotment option is exercised in full), were issued only in denominations of $1,000 and integral multiples thereof and will mature on April 1, 2005 unless earlier converted or redeemed at the option of the Company or redeemed at the option of the holder upon a Fundamental Change (as defined).

     The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Indebtedness (as defined) or the issuance or repurchase of other outstanding securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "Redemption at Option of the Holder."

     The Notes will bear interest at the annual rate set forth on the cover page hereof from March 30, 1998 or from the most recent payment date to which interest has been paid or duly provided for, payable semi-annually on April 1 and October 1, commencing on October 1, 1998, to holders of record at the close of business on the preceding March 15 and September 15, respectively, except (i) that the interest payable upon redemption (unless the date of redemption is an interest payment date) will be payable to the person to whom principal is payable and (ii) as set forth in the next succeeding sentence. In the case of any Note (or portion thereof) which is converted into Common Stock of the Company during the period from (but excluding) a record date for any interest payment date to (but excluding) such interest payment date either (i) if such Note (or portion thereof) has been called for redemption on a redemption date which occurs during such period, or is to be redeemed in connection with a Fundamental Change on a Repurchase Date (as defined) which occurs during such period, the Company shall not be required to pay interest on such interest payment date in respect of any such Note (or portion thereof) or (ii) if otherwise, any Note (or portion thereof) submitted for conversion during such period shall be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted. See "Conversion of Notes." Interest will be payable at the office of the Company maintained by the Company for such purposes in the Borough of Manhattan, the City of New York, which shall initially be an office or agency of the Trustee and may, at the Company's option, be paid either (i) by check mailed to the address of the person entitled thereto as it appears in the Note register, provided that a holder of Notes with an aggregate principal amount in excess of $2.0 million shall, at the written election of such holder, be paid by wire transfer in immediately available funds, or (ii) by transfer to an account maintained by such person located in the United States; provided, however, that payments to The Depository Trust Company, New York, New York ("DTC") will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

FORM, DENOMINATION AND REGISTRATION

     The Notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

     Global Notes, Book-Entry Form. Notes are evidenced by a global note (the "Global Note") which was deposited with, or on behalf of, DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except as set forth below, a Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     QIBs may hold their interests in the applicable Global Note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds.

     QIBs who are not Participants may beneficially own interests in Global Notes held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of a Global Note, Cede for all purposes will be considered the sole holder of such Global Note. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive registered form, and will not be considered the holders thereof.

     Payment of interest on and the redemption price or repurchase price of a Global Note will be made to Cede, the nominee for DTC, as the registered owner of such Global Note by wire transfer of immediately available funds on each interest payment date or redemption date or Repurchase Date (as defined), as the case may be. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, a Global Note, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by such Global Note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by a Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below), only at the direction of one or more Participants to whose account with DTC interests in a Global Note are credited, and only in respect of the principal amount of the Notes represented by such Global Note as to which such Participant or Participants has or have given such direction.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of

Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchasers. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause Notes to be issued in definitive registered form in exchange for Global Notes.

     Certificated Notes. Notes sold to investors that are "institutional accredited investors" (as defined in Rule 501(a)(1), (2), (3) or 7 under the Securities Act), will be issued in definitive registered form and may not be represented by a Global Note. In addition, QIBs may request that certificated Notes be issued in exchange for Notes represented by a Global Note. Furthermore, certificated Notes may be issued in exchange for Notes represented by Global Notes if no successor depositary is appointed by the Company as set forth above under "Global Notes, Book-Entry Form."

     Restrictions on Transfer; Legends. The Notes will be subject to certain transfer restrictions as described below under "Transfer Restrictions" and certificates evidencing the Notes will bear a legend to such effect.

CONVERSION OF NOTES

     The holders of Notes will be entitled at any time after 90 days following the latest date of original issuance of any Notes through the close of business on the final maturity date of the Notes, subject to prior redemption, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at the conversion price set forth on the cover page of this Offering Memorandum, subject to adjustment as described below. Except as described below, no payment or other adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If any Notes not called for redemption are converted during the period from (but excluding) a record date for any interest payment date to (but excluding) such interest payment date, such Notes must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of Common Stock on the last business day prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption unless the Company defaults in the payment of the redemption price. A Note in respect of which a holder is exercising its option to require redemption upon a Fundamental Change may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture.

     The initial conversion price of $30.904 per share of Common Stock is subject to adjustment under formulate as set forth in the Indenture in certain events, including:

          (i) the issuance of Common Stock of the Company as a dividend or distribution on the Common Stock;

          (ii) certain subdivisions and combinations of the Common Stock;

          (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock;

          (iv) the distribution to all holders of Common Stock of capital stock (other than Common Stock) or evidences of indebtedness of the Company or of assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash);

          (v) distributions consisting of cash, excluding any quarterly cash dividend on the Common Stock to the extent that the aggregate cash dividend per share of Common Stock in any fiscal quarter does not exceed the greater of (x) the amount per share of Common Stock of the next preceding quarterly cash dividend on the Common Stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (v) (as adjusted to reflect subdivisions or combinations of the Common Stock), and (y) 3.75% of the average of the last reported sales price of the Common Stock during the ten trading days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company. If an adjustment is required to be made as set forth in this clause (v) as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (v). If an adjustment is required to be made as set forth in this clause (v) as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution;

          (vi) payment in respect of a tender offer or exchange offer by the Company or any subsidiary of the Company for all or any portion of the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price (as defined) per share of Common Stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, and

          (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. The adjustment referred to in this clause (vii) will only be made if the tender offer or exchange offer is for an amount that increases the offeror's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in this clause (vii) will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets.

     Under the provisions of the Company's Share Purchase Rights Plan (see "Description of Capital Stock -- Share Purchase Rights Plan"), upon conversion of the Notes into Common Stock to the extent that the Share Purchase Rights Plan is still in effect upon such conversion, the holders will receive, in addition to the Common Stock, the Rights described therein (whether or not the rights have separated from the Common Stock at the time of conversion), subject to certain limited exceptions.

     In the case of (i) any reclassification of the Common Stock or (ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of all or substantially all the property and assets of the Company, in each case, as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will generally be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash) which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, consolidation, merger, combination, sale or conveyance assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets (including cash) receivable in connection therewith.

     In the event of a taxable distribution to holders of Common Stock or in certain other circumstances requiring an adjustment to the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain United States Federal Income Tax Considerations" below.

     The Company from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain United States Federal Income Tax Considerations."

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes are not entitled to any sinking fund. At any time on or after April 6, 2001, the Notes will be redeemable at the Company's option on at least 30 days' notice as a whole or, from time to time, in part at the following prices (expressed as a percentage of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption:

     If redeemed during the period beginning April 6, 2001 and ending on March 31, 2002 at a redemption price of 103.286%, and if redeemed during the 12-month period beginning April 1:

                                                            REDEMPTION
                           YEAR                               PRICE
                           ----                             ----------
2002......................................................    102.464%
2003......................................................    101.643
2004......................................................    100.821

and 100% at April 1, 2005, provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant record date of the Notes being redeemed.

     If less than all of the outstanding Notes are to be redeemed, the Trustee shall select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot, pro rata or by another method the Trustee considers fair and appropriate. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be of the portion selected for redemption.

     The Company may not give notice of any redemption of Notes if a default in payment of interest on the Notes has occurred and is continuing.

REDEMPTION AT OPTION OF THE HOLDER

     If a Fundamental Change (as defined) occurs at any time prior to maturity of the Notes, each holder of Notes shall have the right, at the holder's option, to require the Company to redeem any or all of such holder's Notes on the date (the "Repurchase Date") that is 30 days after the date of the Company's notice of such Fundamental Change. The Notes will be redeemable in multiples of $1,000 principal amount.

     The Company shall redeem such Notes at a price equal to 100% of the principal amount to be redeemed plus accrued interest to (but excluding) the date of redemption; provided that, if such Repurchase Date is an interest payment date, then the interest payable on such date shall be paid to the holder of record of the Notes on the relevant record date.

     The Company is required to mail to all holders of record of the Notes a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of such Fundamental Change. The Company is also required to deliver the Trustee a copy of such notice. To exercise the redemption right, a holder of Notes must deliver, on or before the 30th day after the date of the Company's notice of a Fundamental Change (the "Fundamental Change Expiration Time"), written notice of the holder's exercise of such right, together with the Notes to be so redeemed, duly endorsed for transfer, to the Company (or an agent designated by the Company for such purpose). Payment for Notes surrendered for redemption (and not withdrawn) prior to the Fundamental Change Expiration Time will be made promptly following the Repurchase Date.

     The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all of the Common Stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act to the extent then applicable in connection with the redemption rights of the holders of Notes in the event of a Fundamental Change.

     The redemption rights of the holders of Notes could discourage a potential acquiror of the Company. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company, nor would the requirement that the Company offer to repurchase the Notes upon a Fundamental Change necessarily afford the holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

     If a Fundamental Change were to occur, there can be no assurance that the Company would have sufficient funds to pay the redemption price for all the Notes tendered by the holders thereof. In addition, future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain provisions that a Fundamental Change would constitute an event of default thereunder, and may include restrictions and provisions that would prohibit the Company from purchasing or redeeming any Notes. In the event a Fundamental Change occurs at a time when the Company is prohibited from purchasing or redeeming the Notes, the Company could seek the consent of its then-existing lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from purchasing or redeeming the Notes. In such case, the Company's failure to redeem tendered Notes would constitute an Event of Default under the Indenture, and may constitute a default under the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to holders of Notes.

SUBORDINATION OF NOTES

     The Indebtedness evidenced by the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness of the Company. The Notes also would be effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of any subsidiary of the Company.

     Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest (including Liquidated Damages (as defined), if any) on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of Senior Indebtedness of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default (as defined), the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash or other payment satisfactory to the holders of Senior Indebtedness of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof. The Indenture will require that the Company or the Trustee promptly notify holders of Designated Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

     The Company also may not make any payment upon or in respect of the Notes (including upon redemption at the option of the holder of any Note or at the option of the Company) if (i) a default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of Designated Senior Indebtedness occurs and is continuing (a "Payment Default") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined) that permits a holder of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a written notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture (a "Non-Payment Default"). Payments on the Notes may and shall be resumed (a) in case of a Payment Default, upon the date on which such default is cured or waived or ceases to exist and (b) in case of a Non-Payment Default, the earlier of the date on which such Non-Payment Default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received by the Trustee if the maturity of such Designated Senior Indebtedness has not been accelerated and no Payment Default with respect to any Designated Senior Indebtedness has occurred which has not been cured or waived (in which case clause (a) shall instead be applicable). No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until (i) 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest (including Liquidated Damages, if any) on the Notes that have come due have been paid in full in cash. No Non-Payment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or shall be made, the basis for a subsequent Payment Blockage Notice, unless such Non-Payment Default is based upon facts or events arising after the date of delivery of such Payment Blockage Notice.

     Notwithstanding the foregoing, in the event that the Trustee or any holder of the Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness are paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the benefit of the holders of Senior Indebtedness.

     By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

     The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is pari passu or junior to the Notes. Notwithstanding the foregoing, the term Senior Indebtedness shall not include any Indebtedness of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company.

     The term "Indebtedness" means, with respect to any Person (as defined) and without duplication:

          (a) all indebtedness, obligations and other liabilities (contingent or otherwise) of such Person for borrowed money (including obligations of the Company in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, and all commitment, standby and other fees due and payable to financial institutions with respect to credit facilities available to such Person) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof), other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

          (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances;

          (c) all obligations and liabilities (contingent or otherwise) in respect of leases of real or personal property or other assets of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase such leased property;

          (d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

          (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through
     (d);

          (f) any indebtedness or other obligations described in clauses (a) through (e) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person; and

          (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

     The term "Designated Senior Indebtedness" means any Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

     As of February 28, 1998, the Company had approximately $906,000 of indebtedness outstanding that would have constituted Senior Indebtedness. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee.

     The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will generally be senior to those of the holders of the Notes in respect of all funds collected or held by the Trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     An Event of Default is defined in the Indenture as being: default in payment of the principal of or premium, if any (upon redemption or otherwise), on the Notes (whether or not such payment is permitted to be made under the subordination provisions described above); default for 30 days in payment of any installment of interest, including Liquidated Damages, if any, on the Notes (whether or not such payment is permitted to be made under the subordination provisions described above); default by the Company for 60 days after notice in the observance or performance of any other covenants in the Notes or the Indenture; or certain events involving bankruptcy, insolvency or reorganization of the Company or any of its Significant Subsidiaries. The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest (including Liquidated Damages, if any) with respect to the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so.

     The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of, premium, if any, and accrued interest (including Liquidated Damages, if any) on the Notes to be due and payable immediately. In the case of certain events of bankruptcy or insolvency of the Company, the principal of, premium, if any, and accrued interest (including Liquidated Damages, if any) on the Notes shall automatically become and be immediately due and payable. However, if the Company shall cure all defaults (except the nonpayment of principal of, premium, if any, and interest (including Liquidated Damages, if any) on any of the Notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the Notes then outstanding.

     The Indenture provides that any payment of principal, premium, if any, or interest (including Liquidated Damages, if any) that is not made when due (whether or not such payment is permitted to be made under the subordination provisions described above) will accrue interest, to the extent legally permissible, at the annual rate set forth on the cover page hereof from the date on which such payment was required under the terms of the Indenture until the date of payment.

     The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct in writing the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

     The Indenture provides that no holder of the Notes may pursue any remedy under the Indenture, except for a default in the payment of principal, premium, if any, or interest (including Liquidated Damages, if any), on the Notes, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default, and the holders of at least 25% in principal amount of the outstanding Notes shall have made a written request, and offered reasonable indemnity, to the Trustee to pursue the remedy, and the Trustee shall not have received from the holders of a majority in principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to comply with such request within 60 days after receipt of such request.

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time for payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to redeem any Note upon the happening of any Fundamental Change in a manner adverse to the holders of the Notes, impair the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, impair the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture, or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes in any material respect, without the consent of each holder of a Note so affected or (ii) reduce the aforesaid percentage of Notes whose holders are required to consent to any such modification of the Indenture or any such supplemental indenture, without the consent of the holders of all of the Notes then outstanding. The indenture also provides for certain modifications of its terms without the consent of the holders of the Notes.

REGISTRATION RIGHTS OF THE NOTEHOLDERS

     The Company has entered into a registration rights agreement with the Initial Purchasers (the "Registration Rights Agreement") pursuant to which the Company, at its expense, will, for the benefit of the holders, file with the Commission the Shelf Registration Statement covering resale of the Registrable Securities (as defined) as soon as practicable, but in any event within 90 days after the first date of original issuance of the Notes. The Company will use commercially reasonable efforts to cause the Shelf Registration Statement to become effective as promptly as is practicable, but in any event within 180 days of such first date of original issuance and to keep the Shelf Registration Statement effective until the earlier of (i) the sale pursuant to the Shelf Registration Statement of all the securities registered thereunder and (ii) the expiration of the holding period applicable to such securities held by persons that are not affiliates of the Company under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. The Company will be permitted to suspend the use of the prospectus that is a part of the Shelf Registration Statement under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events for a period not to exceed 60 days in any three-month period or not to exceed an aggregate of 90 days in any 12-month period. The Company has agreed to pay predetermined liquidated damages ("Liquidated Damages") (i) in respect of the Notes, at a rate per annum equal to .5% of the principal amount of the Notes, and (ii) in respect of any shares of Common Stock issued upon conversion of the Notes, at a rate per annum equal to .5% of the then applicable conversion price, to holders of Notes and holders of Common Stock issued upon conversion of the Notes if the Shelf Registration Statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above. A holder who sells Notes and Common Stock issued upon conversion of the Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling stockholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the Registration Rights Agreement that are applicable to such holder (including certain indemnification provisions). The Company will pay all expenses of the Shelf Registration Statement, provide to each registered holder copies of such prospectus, notify each registered holder when the Shelf Registration Statement has become effective and take certain other actions are required to permit, subject to the foregoing, unrestricted resales of the Notes and the Common Stock issued upon conversion of the Notes. The plan of distribution of the Shelf Registration Statement will permit resales of Registrable Securities by selling security holders through brokers and dealers.

     The Company has agreed in the Registration Rights Agreement to give notice to all holders of the filing and effectiveness of the Shelf Registration Statement. A form of notice and questionnaire (the "Questionnaire") is to be completed and delivered by a holder to the Company at least three business days prior to any intended distribution of Registrable Securities pursuant to the Shelf Registration Statement. Holders are required to complete and deliver the Questionnaire prior to the effectiveness of the shelf Registration Statement so that such holders may be named as selling stockholders in the related prospectus at the time of effectiveness. Upon receipt of such a completed Questionnaire, together with such other information as may be reasonably requested by the Company, from a holder following the effectiveness of the Shelf Registration Statement, the Company will, as promptly as practicable but in any event within five business days of such receipt, file such amendments to the Shelf Registration Statements or supplements to the related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of Registrable Securities (subject to the Company's right to suspend the use of the prospectus as described above). The Company has agreed to pay Liquidated Damages to such holder if the Company fails to make such filing in the time required or, if such filing is a post-effective amendment of the Shelf Registration Statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing thereof. Any holder that does not complete and deliver a Questionnaire or provide such other information will not be named as a selling stockholder in the prospectus and therefore will not be permitted to sell any Registrable Securities pursuant to the Shelf Registration Statement.

     The summary herein of certain provisions of the Registration Rights Agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights agreement, a copy of which is available upon request to the Company.

RULE 144A INFORMATION REQUIREMENT

     The Company has agreed to furnish to the holders or beneficial holders of the Notes or the underlying Common Stock and prospective purchasers of the Notes or the underlying Common Stock designated by the holders of the Notes or the underlying Common Stock, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act (assuming such securities have not been owned by an affiliate of the Company).

INFORMATION CONCERNING THE TRUSTEE

     Marine Midland Bank, as Trustee under the Indenture, has been appointed by the Company as paying agent, conversion agent, registrar and custodian with regard to the Notes.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company and certain provisions of the Company's Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Certificate of Incorporation and Bylaws, which have been incorporated by reference in the Company's Registration Statement, of which this Prospectus is a part.

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $0.001 and 5,000,000 shares of Preferred Stock, par value $0.001.

COMMON STOCK

     At April 8, 1998, there were 15,628,925 shares of Common Stock outstanding (plus up to 1,046,819 shares that may be issued upon exercise of outstanding options and warrants). The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.

     Subject to preferences that may be applicable to any then outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of the Company, which could have a depressive effect on the market price of the Company's Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

SHARE PURCHASE RIGHTS PLAN

     In October 1997, the Company's Board of Directors adopted a Share Purchase Rights Plan, commonly known as a "poison pill". The Share Purchase Rights Plan provides for the distribution of certain rights to acquire shares of the Company's Series A Junior Participating Preferred Stock, par value $0.001 (the "Rights") as a dividend for each share of Common Stock held of record as of October 23, 1997. The Rights are triggered and become exercisable upon the occurrence of either the (i) date of a public announcement of the acquisition of 20% or more beneficial ownership of the Company's Common Stock by a person or group (an "Acquiring Person"), or (ii) ten business days (or such later time as may be set by the Board of Directors) after a public announcement of a tender or exchange offer for 20% or more beneficial ownership of the Company's Common Stock by an Acquiring Person. If the Rights are triggered because an Acquiring Person beneficially owns 20% or more of the Company's Common Stock, each Right effectively provides its holder, other than a holder who is an Acquiring Person, the right to purchase shares of Common Stock at a 50% discount from the market price at that time, upon payment of an exercise price of $150 per Right. In addition, in the event of certain business combinations, the Rights permit the purchase of shares of common stock of an acquirer at a 50% discount from the market price at that time. The Board of Directors has the right to redeem the Rights at a price of $0.001 per Right at any time prior to the close of business on the day of the first public announcement that a person has become an Acquiring Person. If the Rights are triggered under certain circumstances, the Board of Directors may elect to exchange each Right (other than Rights held by

Acquiring Persons) for one share of Common Stock. The Rights have no voting privileges and are attached to and trade with Company's Common Stock. The Board of Directors also generally may amend the terms of the Rights without the consent of the holders of the Rights. The Rights expire on October 23, 2007. These provisions may have the effect of deterring hostile takeovers of delaying changes in control or management of the Company.

WARRANTS

     In February 1993, the Company entered into an agreement with The Mount Sinai School of Medicine of the City University of New York ("Mount Sinai"), under which Mount Sinai transferred to the Company rights to certain patents, patent applications, and associated know-how and other technical information. Mount Sinai also granted the Company (i) an option to acquire any improvements to the inventions disclosed in the licensed patents and patent applications thereafter developed by Mount Sinai and (ii) a right of first negotiation for a license or assignment to certain related technology. In connection with these agreements, the Company issued to Mount Sinai warrants (the "Mount Sinai Warrants") to purchase, in the aggregate, up to 45,000 shares of Common Stock. Each Mount Sinai Warrant is exercisable for a period of five years from specified milestone events. As of December 31, 1997, warrants to purchase 7,126 shares were exercisable at a per share exercise price of $4.50. Warrants to purchase 29,750 shares became exercisable upon the effective date of the Company's initial public offering, at a per share exercise price of $10.00. Warrants to purchase the remaining 6,250 shares are not exercisable and terminated automatically on the effective date of the Company's initial public offering, according to their terms. In 1996, Warrants to purchase 3,124 Shares of Common Stock were distributed by Mount Sinai to certain inventors of the relevant technology, of which 1,874 were exercised on July 30, 1997.

     In connection with an agreement entered into in February 1995 with the University of Michigan ("Michigan"), under which Michigan transferred to the Company certain intellectual property rights and technology (the "Michigan Technology"), the Company agreed to issue to Michigan a warrant (the "Michigan Warrant") to purchase shares of its Common Stock upon the first commercial sale of a product incorporating the Michigan Technology, for a number of shares equal to 1.25% of the total issued and outstanding shares of the Company's Common Stock as of the date of such first commercial sale (excluding shares of the Company's Common Stock issued by the Company in connection with its acquisition of another company, in connection with any corporate partnering transaction, issued in connection with other technology transfers not involving the Michigan Technology, or unvested employee or director option shares), at a per share exercise price of $10.00.

     In connection with a private placement of Series C Preferred Stock, the Company issued to the placement agent a warrant to purchase 70,507 shares of its Common Stock at a per share exercise price of $8.10, exercisable at any time through November 9, 2000, which was exercised on July 28, 1997.

     In January 1997, the Company issued to Cooley Godward LLP a warrant to purchase 16,666 shares of its Common Stock at an exercise price of $2.00 per share, exercisable at any time through January 24, 2000, in lieu of payment of a portion of legal fees.

REGISTRATION RIGHTS

     The holders (or their permitted transferees) ("Holders") of approximately 1,618,926 shares of Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the Holders are entitled to notice of the registration and are entitled to include, at the Company's expense, such shares therein. Certain of the Holders may require the Company at its expense on not more than two occasions to file a Registration Statement under the Securities Act, with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect the registration, subject to certain conditions and limitations. The Holders may require the Company at its expense to register their shares on Form S-3 subject to certain conditions and limitations.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     The Company's Certificate of Incorporation provides that each director will serve for a three-year term, with approximately one-third of the directors to be elected annually. Candidates for director may be nominated only by the Board of Directors or by a stockholder who gives written notice to the Company no later than 60 days prior nor earlier than 90 days prior to the first anniversary of the last annual meeting of stockholders. The number of authorized directors of the Company may be determined from time to time to pursuant to a resolution of the Board. Currently the Board consists of six members. Between stockholder meetings, the Board may appoint new directors to fill vacancies or newly created directorships. The Certificate does not provide for cumulative voting at stockholder meetings for election of directors. As a result, stockholders controlling more than 50% of the outstanding Common Stock can elect the entire Board of Directors, while stockholders controlling 49% of the outstanding Common Stock may not be able to elect any directors. A director may be removed from office only for cause by the affirmative vote of a majority of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

     The Company's Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. The Company's Certificate of Incorporation also provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Delaware Law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company, which could have a depressive effect on the market price of the Company's Common Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation contains certain provisions permitted under Delaware Law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derives an improper personal benefit. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a directors liability under federal securities laws. The Company's Certificate of Incorporation also contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by Delaware General Corporation Law. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT

     The transfer agent for the Common Stock of the Company is The First National Bank of Boston.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the Notes and of Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated or proposed thereunder ("Treasury Regulations"), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with holders that will hold Notes and Common Stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221) and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, or persons that have a "functional currency" other than the U.S. dollar. This summary discusses the tax considerations applicable to the initial purchasers of the Notes who purchase the Notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the Notes. The Company has not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES HOLDERS

     As used herein, the term "United States Holder" means the beneficial owner of a Note or Common Stock that for United States federal income tax purposes is
(i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or
(iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

  Payment of Interest

     Interest on a Note generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes. The Company is obligated to pay liquidated damages to holders of the Notes in certain circumstances described under "Description of Notes -- Registration Rights of the Noteholders." Failure of the Company to register the Notes as described under "Description of Notes" will cause Additional Interest to accrue on the Notes in the manner described therein. According to Treasury Regulations, the possibility of a change in the interest rate will not affect the amount of interest income recognized by a holder (or the timing of such recognition) if the likelihood of the change, as of the date the debt obligations are issued, is remote. The Company believes that the likelihood of a change in the interest rate on the Notes is remote and does not intend to treat the possibility of a change in the interest rate as affecting the yield to maturity of any Note. Similarly, the Company intends to take the position that the likelihood of a redemption or a repurchase upon a "Change of Control" is remote under the Treasury Regulations, and likewise does not intend to treat the possibility of the foregoing as affecting the yield to maturity of any Note.

  Sale, Exchange or Redemption of the Notes

     Except as described below under "Conversion of the Notes," upon the sale, exchange or redemption of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between

(i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income, which is taxable as ordinary income) and (ii) such Holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such Holder, less any principal payments received by such Holder. Such capital gain or loss will be long-term if the United States Holder's holding period is more than 18 months, will be mid-term if the holding period is more than 12 months and equal to or less than 18 months, will be short-term if the holding period is equal to or less than 12 months. Under the Taxpayer's Relief Act of 1997 (the "1997 Act"), in the case of individuals, long-term capital gains are taxed at a maximum rate of 20%, mid-term capital gains are taxed at a maximum rate of 28%, and short-term capital gains are taxed at a maximum rate of 39.6%. Also, under the 1997 Act, in taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years. Corporate tax payments are subject to a maximum regular tax rate of 35% on all capital gains and ordinary income.

  Constructive Dividends on Notes

     If at any time (i) the Company makes a distribution of cash or property to its stockholders or purchases Common Stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Rate of the Notes is increased, or (ii) the Conversion Rate of the Notes is increased at the discretion of the Company, such increase in Conversion Rate may be deemed to be the payment of a taxable dividend (to the extent of the Company's current or accumulated earnings and profits) to United States Holders of Notes (pursuant to Section 305 of the Code). Such Holders of Notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

  Conversion of the Notes

     A United States Holder generally will not recognize any income, gain or loss upon conversion of a Note into Common Stock, except with respect to cash received in lieu of a fractional share of Common Stock. Such Holder's tax basis in the Common Stock received on conversion of a Note will be the same as such Holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the Note converted.

     Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share).

  Dividends on Common Stock

     Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of the Company's current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the Holder's tax basis in the Common Stock and thereafter as gain from the sale of exchange of such stock.

     In general, a dividend distribution to a corporate United States Holder will qualify for the 70% dividends received deduction if the Holder owns less than 20% of the voting power and value of the Company's stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate United States Holder that owns 20% or more of the voting power and value of the Company's stock (other than any nonvoting, non-convertible, non-participating preferred stock) generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

  Sale of Common Stock

     Upon the sale or exchange of Common Stock, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such Holder's adjusted tax basis in the Common Stock. Such capital gain or loss will be long-term if the United States Holder's holding period is more than 18 months, will be mid-term if the holding period is more than 12 months and equal to or less than 18 months, will be short-term if the holding period is equal to or less than 12 months. Under the 1997 Act, in the case of individuals long-term capital gains are taxed at a maximum rate of 20% and mid-term capital gains are taxed at a maximum rate of 28%, and short-term capital gains are taxed at a maximum rate of 39.6%. Also, under the 1997 Act, in taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years. A United States Holder's basis and holding period in Common Stock received upon conversion of a Note are determined as discussed above under "-- Conversion of the Notes".

     Market Discount. Investors acquiring Notes should note that the resale of Notes may be adversely affected by the market discount provisions of Sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note purchases it at market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Note, however, should (under Treasury Regulations not yet issued) carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock, to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

  Information Reporting and Backup Withholding Tax

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note, payments of dividends on Common Stock, payments of the proceeds of the sale of a Note and payments of the proceeds of the sale of Common Stock to certain noncorporate United States Holders. The payer will be required to withhold backup withholding tax at the rate of 31% if (a) the payee fails to furnish a taxpayer identification number ("TIN") to the payer or establish an exemption from backup withholding, (b) the IRS notifies the payer that the TIN furnished by the payee is incorrect, (c) there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code or
(d) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code. Certain United States Holders, including all corporations, will be exempt from such backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required information is furnished to the IRS.

     Recently issued Treasury regulations (the "Final Withholding Regulations"), which are generally effective with respect to payments made after December 31, 1998, modify the currently effective information reporting and backup withholding procedures and requirements, and provide certain presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor. To avoid backup withholding with respect to payments made after December 31, 1998, initial United States Holders will be required to provide certification, if applicable, that conforms to the requirements of the Final Withholding Regulations, subject to certain transitional rules which may apply to extend until December 31, 1999, certification given in accordance with prior Treasury Regulations. Because the application of the Final Withholding Regulations will vary depending on the United States Holder's particular circumstances, United States Holders are urged to consult their tax advisors regarding the application of the Final Withholding Regulations.

NON-UNITED STATES HOLDERS

     As used herein, the term "Non-United States Holder" means any beneficial owner of a Note or Common Stock that is not a United States Holder.

PAYMENT OF INTEREST

     Generally, interest income of a Non-United States Holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate (or, if applicable, a lower treaty rate). However, interest paid on a Note by the Company or any Paying Agent to a Non-United States Holder will qualify for the "portfolio interest exemption" and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the Non-United States Holder and provided that the Non-United States Holder (i) does not actually or constructively own (pursuant to the conversion feature of the Notes or otherwise) 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, (ii) is not a controlled foreign corporation related to the Company actually or constructively through stock ownership, (iii) is not a bank which acquired the Notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (iv) either
(a) provides a Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status, or (b) is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and provides a statement to the Company or its agent under penalties of perjury in which it certifies that a Form W-8 (or a suitable substitute) has been received by it from the Non-United States Holder or qualifying intermediary and furnishes the Company or its agent with a copy thereof.

     Recently released Treasury Regulations provide alternative methods for satisfying the certification requirements described in clause (iv) above. The Treasury Regulations are effective for payments made after December 31, 1998. Generally, any certification provided on a Form W-8 that is validly in effect prior to January 1, 1999 will be treated as a valid certification until it expires under the Treasury Regulations or, if earlier, until December 31, 1999. Accordingly, the alternative methods of satisfying the certification requirements will generally not be effective until January 1, 1999, and subsequent years.

     Except to the extent that an applicable treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the Non-United States Holder. Effectively connected interest received by a corporate Non-United States Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the Holder delivers a properly executed IRS Form 4224 to the payor.

  Sale, Exchange or Redemption of the Notes

     A Non-United States Holder of a Note will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the Note (including the receipt of cash in lieu of fractional shares upon conversion of a Note into Common Stock) unless (1) the gain is effectively connected with a United States trade or business of the Non-United States Holder, (2) in the case of a Non-United States Holder who is an individual, such Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met or (3) the Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

  Conversion of the Notes

     In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a Note into Common Stock by a Non-United States Holder except with respect to the receipt of cash in lieu of fractional shares by Non-United States Holders upon conversion of a Note where any of the conditions described above under "Non-United States
Holders -- Sale, Exchange or Redemption of the Notes" is satisfied.

  Sale or Exchange of Common Stock

     A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of Common Stock unless any of the conditions described above under "Non-United States
Holder -- Sale, Exchange or Redemption of the Notes" is satisfied.

  Dividends

     Distributions by the Company with respect to the Common Stock that are treated as dividends paid (or deemed paid), as described above under "United States Holders -- Dividends; -- Constructive Dividends" to a Non-United States Holder (excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such Holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty). Except to the extent that an applicable tax treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder. If such Non-United States Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the Holder delivers IRS Form 4224 to the payor.

     Under currently applicable Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under recently issued Treasury Regulations, however, Non-United States Holders of Common Stock who wish to claim the benefit of an applicable treaty rate would be required to satisfy certain certification requirements, The new Treasury Regulations are effective for payments made after December 31, 1998.

  Death of a Non-United States Holder

     A Note held by an individual who is not a citizen or resident of the United States at the time of death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that such Holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, and provided that, at the time of death, payments with respect to such Note would not have been effectively connected with the conduct by such Non-United States Holder of a trade or business within the United States.

     Common Stock actually or beneficially held by an individual who is a Non-United States Holder at the time of his or her death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

  Information Reporting and Backup Withholding Tax

     The Company must report annually to the IRS and to each Non-United States Holder any interest that is subject to withholding, or that is exempt from United States withholding tax pursuant to a tax treaty, or interest that is exempt from United States tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-United States Holder resides.

     Information reporting requirements and backup withholding tax, will not apply to any payment of the proceeds of the sale of a Note or any payment of the proceeds of the sale of Common Stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations); unless such broker (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a controlled foreign corporation for United States federal income tax purposes. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii) or (iii) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceed, of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the Note provides the statement described in "Non-United States
Holders -- Payment of Interest" or otherwise establishes an exemption.

     If paid to an address outside the United States, dividends on Common Stock held by a Non-United States Holder will generally not be subject the information reporting and backup withholding requirements described in this section. However, under recently issued Treasury Regulations, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. The new Treasury Regulations apply to dividend payments made after December 31, 1998.

     Any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder will be allowed as a refund or a credit against such Non-United States Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

  United States Real Property Holding Corporations

     The discussion of the United States taxation of Non-United States Holders of Notes and Common Stock assumes that the Company is at no time a United States real property holding corporation within the meaning of Section 897(c) of the Code. Under present law, the Company would not be a United States real property holding corporation so long as (a) the fair market value of its United Stated real property interests is less than (b) 50% of the sum of the fair market value of its United States real property interests, its interests in real property located outside the United States, and its other assets which are used or held or use in a trade or business. The Company believes that it is not a United States real property holding corporation and does not expect to become such a corporation. If the Company becomes a "United States real property holding corporation," gain recognized on a disposition of Notes or Common Stock would be subject to United States federal income tax unless (i) the Common Stock is "regularly traded on an established securities market' within the meaning of the Code and (ii) either (A) the Non-United States Holder disposing of Common Stock did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the Common Stock, or (B) in the case of a disposition of Notes, the Non-United States Holder did not own, actually or constructively, Notes which, as of any date on which such holder acquired Notes, had a fair market value greater than that of 5% of the Common Stock.

                            SELLING SECURITYHOLDERS

     The following table sets forth the names of the Selling Securityholders, the number of shares of Common Stock owned by each of them as of the date of this Prospectus and the principal amount of Notes and number of Conversion Shares which may be offered pursuant to this Prospectus. This information is based upon information provided by or on behalf of the Selling Securityholders. The Selling Securityholders may offer all, some or none of their Notes or Conversion Shares.

                                                                                  COMMON
                                        PRINCIPAL AMOUNT   PRINCIPAL AMOUNT       STOCK
                                         OF NOTES OWNED           OF           OWNED PRIOR         COMMON
                                            PRIOR TO            NOTES               TO             STOCK
                 NAME                     OFFERING(1)       OFFERED HEREBY    OFFERING(1)(2)   OFFERED HEREBY
                 ----                   ----------------   ----------------   --------------   --------------
Alexandra Global Investment Fund I,
  Inc.                                    $ 2,000,000        $ 2,000,000           70,716                0
BancAmerica Robertson Stephens              1,250,000          1,250,000                0                0
BT Holdings (New York), Inc.                1,000,000          1,000,000                0                0
Chrysler Corporation Master Retirement
  Trust                                     2,630,000          2,630,000                0                0
Declaration of Trust for the Defined
  Benefit Plans of ICI American
  Holdings Inc.                               800,000            800,000                0                0
Declaration of Trust for the Defined
  Benefit Plan of ZENECA Holdings Inc.        500,000            500,000                0                0
Delaware State Employees' Retirement
  Fund                                      2,850,000          2,850,000                0                0
Donaldson, Lufkin & Jenrette
  Securities Corporation                    5,575,000          5,575,000                0                0
Heritage Series Trust Small Cap Stock
  Fund                                      1,000,000          1,000,000          100,000                0
Lincoln National Convertible
  Securities Fund                           2,040,000          2,040,000                0                0
LLT Limited                                    45,000             45,000                0                0
MainStay Convertible Fund                   3,000,000          3,000,000           68,800                0
Northwestern Mutual Life Insurance
  Company                                   2,000,000          2,000,000                0                0
OCM Convertible Limited Partnership           150,000            150,000                0                0
OCM Convertible Trust                       3,645,000          3,645,000                0                0
Pacific Life Insurance Company              3,000,000          3,000,000                0                0
Partner Reinsurance Company, Ltd.             375,000            375.000                0                0
Societe Generale Securities Corp.           6,500,000          6,500,000                0                0
State Employees' Retirement Fund of
  the State of Delaware                       820,000            820,000                0                0
State of Connecticut Combined
  Investment Funds                          3,120,000          3,120,000                0                0
Thermo Eletron Balanced Investment
  Fund                                        850,000            850,000                0                0
Vanguard Convertible Securities Fund,
  Inc.                                      2,260,000          2,260,000                0                0
Walker Art Center                             265,000            265,000                0                0
Weirton Trust                                 695,000            695,000                0                0
                                          -----------        -----------         --------         --------
TOTAL                                     $46,370,000        $46,370,000          239,516                0
                                          -----------        -----------         --------         --------

---------------

(1) Beneficial ownership is determined in accordance with the Rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes Conversion Shares based on a conversion price of $30.904 per share and a cash payment in lieu of any fractional interest.

     Because the Selling Securityholders may offer all or some of the Notes that they hold and/or Conversion Shares pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Notes or Conversion Shares by the Selling Securityholders, no estimate can be given as to the principal amount of Notes or Conversion Shares that will be held by the Selling Securityholders after completion of this offering.

                              PLAN OF DISTRIBUTION

     The Notes and the Conversion Shares offered hereby may be sold from time to time by the Selling Securityholders to purchasers directly by any of the Selling Securityholders in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

     Any of the Selling Securityholders may from time to time offer the Notes or Conversion Shares beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Notes or Conversion Shares for whom they may act as agent. Each Selling Securityholder will be responsible for payment of commissions, concessions and discounts of underwriters, dealers or agents. The aggregate proceeds to the Selling Securityholders from the sale of the Notes or Conversion Shares offered by them hereby will be the purchase price of such Notes or Conversion Shares less discounts and commissions, if any. Each of the Selling Securityholders reserves the right to accept and, together with their agents from time to time to reject, in whole or in part, any proposed purchase of Notes or Conversion Shares to be made directly or through agents. The Company will not receive any of the proceeds from this offering. Alternatively, the Selling Securityholders may sell all or a portion of the Notes and the Conversion Shares beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers.

     The Company's outstanding Common Stock is listed for trading on Nasdaq. Prior to this offering, the Notes were eligible for trading on the Portal market. The Notes sold pursuant to the Registration Statement of which this Prospectus forms a part are not expected to remain eligible for trading on the Portal system. The Company does not intend to list the Notes for trading on any national securities exchange or on the Nasdaq Stock Market. Accordingly, no assurance can be given as to the development of any trading market for the Notes. See "Risk Factors -- Absence of Public Market for the Notes and Restrictions on Resale; and -- Volatility of Notes and Common Stock Price."

     In order to comply with the securities laws of certain states, if applicable, the Notes and Conversion Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Notes and Conversion Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The Selling Securityholders and any underwriters, dealers or agents that participate in the distribution of the Notes and Conversion Shares offered hereby may be deemed to be underwriters within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares by them might be deemed to be underwriting discounts and commissions under the Securities Act.

     In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus. There is no assurance that any Selling Securityholder will sell any or all of the Notes or Conversion Shares described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

     To the extent required, the specific Notes or Conversion Shares to be sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. The Company entered into a Registration Rights Agreement for the benefit of holders of the Notes to register their Notes and Conversion Shares under applicable federal and state securities laws under certain circumstances and at certain times. The Registration Rights Agreement provides for cross-indemnification of the Selling Securityholders and the Company and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the

Notes and the Conversion Shares, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the parties may be required to make in respect thereof.

     The Company will pay substantially all of the expenses incurred by the Selling Securityholders and the Company incident to the offering and sale of the Notes and the Conversion Shares excluding any underwriting discounts or commissions.

                                 LEGAL MATTERS

     The validity of the Notes and the Conversion Shares offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California. As of the date of this Prospectus certain attorneys with such firm beneficially owned approximately 2,000 shares of Common Stock of the Company.

                                    EXPERTS

     The financial statements of Aviron appearing in Aviron's Annual Report (Form 10-K), as amended, for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE NOTES OR CONVERSION SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES OR CONVERSION SHARES TO ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR IMPLY THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    2
Incorporation of Certain Documents by Reference.............    2
Disclosure Regarding Forward-Looking Statements.............    3
Summary.....................................................    4
Risk Factors................................................    8
Use of Proceeds.............................................   22
Price Range of Common Stock.................................   22
Dividend Policy.............................................   22
Capitalization..............................................   23
Selected Financial Data.....................................   24
Description of Notes........................................   25
Description of Capital Stock................................   36
United States Federal Income Tax Considerations.............   39
Selling Securityholders.....................................   45
Plan of Distribution........................................   47
Legal Matters...............................................   48
Experts.....................................................   48